Exhibit 99.1

Invitation to the Annual General Meeting

Fresenius Medical Care AG & Co. KGaA
Hof an der Saale

ISIN: DE0005785802 // Securities Identification No.: 578580

ISIN: DE000A3MQCP7 // Securities Identification No.: A3MQCP

ISIN: US3580291066 // CUSIP: 358029106

We hereby invite our shareholders to the

Annual General Meeting

to be held on Thursday, 12 May 2022, at 10:00 hours Central European Summer Time (CEST).

Despite the progress already made in containing the Covid-19 pandemic, it is still necessary to avoid the spread of the coronavirus to the largest extent possible. With a view to the actual pandemic situation, as it appears in the run-up to the convening of the Annual General Meeting, also the Annual General Meeting 2022 will be held as a virtual General Meeting without the physical presence of shareholders or their proxies.

I. AGENDA

1.	Presentation of the annual financial statements and consolidated financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the group, the explanatory report by the General Partner on the information pursuant to sections 289a, 315a of the German Commercial Code (Handelsgesetzbuch – HGB) and the report by the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2021; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2021

The Supervisory Board approved the annual financial statements and the consolidated financial statements drawn up by the General Partner according to section 171 German Stock Corporation Act (Aktiengesetz – AktG). According to section 286 (1) AktG, the annual financial statements are to be submitted for approval by the General Meeting; otherwise, the aforementioned documents are to be made available to the General Meeting without requiring a further resolution in this regard.

The General Partner and the Supervisory Board propose that the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2021 as presented, showing a profit of EUR 2,672,376,226.38, be approved.

2.	Resolution on the allocation of distributable profit

The General Partner and the Supervisory Board propose to allocate the distributable profit shown in the annual financial statements in the amount of EUR 2,672,376,226.38 for fiscal year 2021 as follows:

Payment of a dividend of EUR 1.35 for each of the 293,004,339 shares entitled to dividend	EUR	395,555,857.65
Profit carried forward to new account	EUR	2,276,820,368.73
Distributable profit	EUR	2,672,376,226.38

If the number of shares entitled to dividend for fiscal year 2021 changes until the General Meeting, the General Meeting will be presented with a proposal that will be adjusted accordingly, with an unchanged dividend of EUR 1.35 for each share entitled to dividend as well as accordingly amended amounts for the dividend sum and the profit carried forward to new account.

The dividend is due on 17 May 2022.

3.	Resolution on the approval of the actions of the General Partner for fiscal year 2021

The General Partner and the Supervisory Board propose the approval of the actions of the General Partner of the Company for fiscal year 2021.

4.	Resolution on the approval of the actions of the Supervisory Board for fiscal year 2021

The General Partner and the Supervisory Board propose the approval of the actions of the members of the Supervisory Board of the Company for fiscal year 2021.

5.	Election of the auditor and group auditor for fiscal year 2022 as well as the auditor for the potential review of the half year financial report for fiscal year 2022 and other interim financial information

The Supervisory Board – based on the recommendation of its Audit and Corporate Governance Committee (Prüfungs- und Corporate-Governance-Ausschuss) – proposes the election of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main,

–	as auditor and group auditor for fiscal year 2022,

–	as auditor for the potential review of the half year financial report and other interim financial information for fiscal year 2022 prepared after the Annual General Meeting 2022, and

–	as auditor for the potential review of interim financial information for fiscal year 2023 prepared prior to the Annual General Meeting 2023.

The Audit and Corporate Governance Committee stated that its recommendation is free from undue influence by a third party and that no clause restricting the choice in the meaning of Article 16 (6) of the EU Statutory Audit Regulation (Regulation (EU) No. 537/2014) has been imposed upon it.

6.	Resolution on the approval of the compensation report for fiscal year 2021

Pursuant to the new legal provisions introduced by the Act Implementing the Second Shareholder Rights Directive (ARUG II), the management board and the supervisory board of listed companies must prepare an annual compensation report in accordance with section 162 AktG. The compensation report for fiscal year 2021 presents in detail the compensation components awarded or due in fiscal year 2021 to the current and former members of the Management Board and the Supervisory Board of the General Partner as well as the current and former members of the Supervisory Board of the Company.

Pursuant to section 162 (3) AktG, the compensation report was reviewed by the auditor to determine whether the legally required disclosures pursuant to section 162 (1) and (2) AktG were made. In addition to the statutory requirements, the content of the report was also reviewed by the auditor.

The compensation report prepared and audited according to section 162 AktG must be submitted to the General Meeting pursuant to section 120a (4) AktG for approval.

The compensation report for fiscal year 2021 including the auditor’s note is included under Section II. of this convening notice following this agenda. The report is part of this convening notice to the Annual General Meeting and is also available on the Company’s website at www.freseniusmedicalcare.com/en/agm/.

The General Partner and the Supervisory Board propose to approve the compensation report for fiscal year 2021.

II. COMPENSATION REPORT FOR FISCAL YEAR 2021

The Compensation Report of Fresenius Medical Care AG & Co. KGaA (the “Company”) for the fiscal year 2021 (the “Fiscal Year”) was prepared in accordance with the requirements of section 162 of the German Stock Corporation Act (Aktiengesetz – “AktG”) as amended by the German Act Implementing the Second Shareholder Rights Directive (Gesetz zur Umsetzung der zweiten Aktionärsrechterichtlinie – ARUG II). The Compensation Report includes individualized and comprehensive information on the compensation within the meaning of section 162 para. 1 AktG awarded and due to current and former members of the management board and of the supervisory board in the Fiscal Year and benefits within the meaning of section 162 para. 2 AktG awarded and promised to members of the management board.

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft audited the Compensation Report from a procedural perspective pursuant to section 162 para. 3 AktG. In addition to such audit from a procedural perspective which is required by law with respect to the existence of the information required by law, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft was instructed to carry out an audit from a substantive perspective of the information included in the Compensation Report. The auditor’s report is annexed to this Compensation Report.

The Fiscal Year in retrospect

The compensation awarded and due in the Fiscal Year rewarded the performance of the members of the general partner’s management board in achieving the strategic goals in the Fiscal Year and, at the same time, provided effective incentives for the long-term value-creation of the Company – taking into account the interests of patients, shareholders, employees and other stakeholders. Therefore, the compensation of the members of the general partner’s management board reported in this Compensation Report made a significant contribution to promoting the business strategy and the long-term sustainable development of the Company and the group.

In the Fiscal Year, too, the Company’s business performance was affected by the continuing COVID-19 pandemic. Excess mortality attributable to COVID-19 among the company’s patients negatively impacted on the organic growth of the health care services business, profitability, the utilization of the clinic infrastructure and adjacent business areas. At the same time, additional costs caused by the pandemic remained at a high level. This included, for example, expenses for personal protective equipment and higher staff costs for dialysis treatments. In 2020, a large portion of these costs had been compensated by government relief funding, in particular under the CARES Act in the United States. In the Fiscal Year, the company did not receive support funding in a comparable amount. The burdens caused by the pandemic could be offset only partially by positive effects, such as the increased number of patients with Medicare Advantage insurance in the United States and a slight increase of the reimbursement for dialysis treatments. Despite the negative impact of COVID-19, the group revenue decreased, compared to the previous year, only by 1% (+2% at constant currency) to €17,619 million, net income (net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA) decreased by 17% (-14% at constant currency) to €969 million – in both cases in line with the Company’s expectations for the Fiscal Year.

Short-term incentive target achievement for the Fiscal Year

In the Fiscal Year, this business performance was reflected by an overall target achievement of 73.45% to 97.57% for the short-term incentive for the Fiscal Year depending on the function of the relevant member of the management board. For further details see the section “Short-term incentive – MBBP 2020+”.

Multi-year variable compensation target achievement for the performance period ending at the end of the Fiscal Year

The performance period of the allocation made under the Management Board Long Term Incentive Plan 2019 (MB LTIP 2019) in the fiscal year 2019 also ended upon the end of the Fiscal Year. The annual target values and target achievements for the 2019, 2020 and 2021 performance periods were each as shown in the following table:

Target values and target achievement for the allocation 2019 under the MB LTIP 2019
	Target values			Actual values			Target achievement
	0%	100%	200%	As reported	Adjust- ments (1)	According to plan terms	Per perfor- mance target	Annual
2019
Revenue growth	≤ 0%	=7%	≥ 16%	5.6%	(2.7)%	2.9%	41%	14%
Net income growth	≤ 0%	=7%	≥ 14%	(39.5)%	1.1%	(38.4)%	0%
Return on invested capital (ROIC)	≤ 7.7%	=7.9%	≥ 8.1%	6.1%	0.7%	6.8%	0%

2020
Revenue growth	≤ 0%	=7%	≥ 16%	2.2%	3.1%	5.3%	75%	92%
Net income growth	≤ 0%	=7%	≥ 14%	(2.9)%	17.8%	14.9%	200%
Return on invested capital (ROIC)	≤ 7.9%	=8.1%	≥ 8.3%	5.8%	1.7%	7.5%	0%

2021
Revenue growth	≤ 0%	=7%	≥ 16%	(1.3)%	3.1%	1.8%	26%	9%
Net income growth	≤ 0%	=7%	≥ 14%	(16.8)%	2.4%	(14.4)%	0%
Return on invested capital (ROIC)	≤ 7.9%	=8.1%	≥ 8.3%	4.9%	0.6%	5.5%	0%

Overall Target Achievement							38%

(1) Revenue growth and net income growth were determined at constant currency. To ensure comparability, the figures underlying the achievement of the revenue growth target and of the net income growth target for the performance period 2019 and of the ROIC target for the performance periods 2019, 2020 and 2021 were adjusted for effects resulting from the application of IFRS 16. Furthermore, an impairment in the Latin America Segment, which solely related to the carrying amounts, was excluded for the determination of the target achievement for the performance period 2020. Further details on the impairment are included in the section "Financial performance targets".

Subject to the other conditions of the MB LTIP 2019, the resulting compensation is paid out in 2023. Further details will be included in the Compensation Report for the fiscal year 2023 in accordance with section 162 AktG.

The Company’s structure and corporate bodies’ compensation

The Company is a German partnership limited by shares (Kommanditgesellschaft auf Aktien), which does not have any management board itself but has a general partner, Fresenius Medical Care Management AG (the “General Partner”), which manages the Company’s affairs according to the Articles of Association. Each of the Company and the General Partner has its own supervisory board, the activities of which are remunerated in accordance with the Articles of Association of the Company and the General Partner, respectively. For further information on the Company’s corporate governance, please see the Company’s Declaration on Corporate Governance (Erklärung zur Unternehmensführung), which is publicly available on the Company’s website. Hence, the Company’s Compensation Report includes not only information on the compensation of the General Partner and the Company’s supervisory board (the “Supervisory Board”), but also on the compensation of the General Partner’s management board (the “Management Board”) and the General Partner’s supervisory board.

General Partner’s compensation

Pursuant to Article 7 para. 4 of the Company’s Articles of Association, the General Partner receives non-profit-and-loss-related annual compensation of 4% of its share capital for managing the Company’s affairs and the liability associated therewith. The General Partner’s share capital amounted to €3 M in the Fiscal Year. The compensation due in this respect in the Fiscal Year was therefore €120 THOUS.

In addition, pursuant to Article 7 para. 3 of the Company’s Articles of Association, the General Partner is reimbursed for any expenses incurred in connection with managing the Company’s affairs. This includes, in particular, the compensation of its board members as set out below.

Management Board members’ compensation

The General Partner’s supervisory board is responsible for determining the compensation of the members of the Management Board. The General Partner’s supervisory board is supported in this task by a personnel committee established from among its members, the Human Resources Committee, which is also responsible for the tasks of a compensation committee. In the Fiscal Year, the Human Resources Committee consisted of Mr. Stephan Sturm (Chairman), Dr. Gerd Krick (Vice Chairman) (until May 20, 2021), Mr. Rolf A. Classon, Mr. William P. Johnston (until May 20, 2021) and Dr. Dieter Schenk (since May 20, 2021 also Vice Chairman).

Unless otherwise indicated, the following information relates to the compensation of the members of the Management Board in office during the Fiscal Year. For the amounts, please see the section “Compensation tables for the Management Board members in office during the Fiscal Year”.

For information on compensation of former members of the Management Board in the Fiscal Year, including the amounts of such compensation, please see the section “Former Management Board members’ compensation”. Former members of the Management Board within the meaning of this Compensation Report are those who ceased to hold office before the end of the Fiscal Year.

Compensation systems applying to compensation in the Fiscal Year

The compensation of the Management Board members for the Fiscal Year was determined in accordance with the “Compensation System 2020+” as approved by the Company’s Annual General Meeting on August 27, 2020 with a majority of more than 95% of the votes cast and as implemented with effect from January 1, 2020 in the service agreements of all members of the Management Board. The compensation components awarded and due in the Fiscal Year under the provisions of the Compensation System 2020+, i.e. the fixed compensation and the one-year variable compensation, are in accordance with the Compensation System 2020+.

Details of the Compensation System 2020+ are available on the Company’s website at www.freseniusmedicalcare.com/en/about-us/management-board/compensation/. The main elements of the Compensation System 2020+ are also set out in this Compensation Report in the section “The Compensation System 2020+”.

To the extent that compensation based on multi-year variable compensation, i.e. on cash-settled share-based compensation, which had been allocated in fiscal years preceding the Compensation System 2020+, was paid out to members of the Management Board in the Fiscal Year or to the extent that the latter exercised stock options awarded in fiscal years preceding the Compensation System 2020+, this was in each case done in accordance with the respectively applicable compensation systems approved by the Company’s Annual General Meeting in 2010, 2011 and 2016.

Please refer to the section “Variable compensation components from allocations made prior to the Compensation System 2020+” of this Compensation Report for details on each such amount of multi-year variable compensation and for details on stock options.

Overview of the Management Board members’ compensation in the Fiscal Year

The compensation awarded and due to the members of the Management Board in the Fiscal Year consisted of fixed and variable components:

–	fixed compensation, consisting of a base salary and fringe benefits,

–	one-year variable compensation (short-term incentive) and

–	multi-year variable compensation, consisting of payments under share-based cash-settled compensation allocated in previous fiscal years.

In addition, some members of the Management Board exercised stock options awarded in previous fiscal years.

Payments under the multi-year variable compensation component provided for under the Compensation System 2020+, the Management Board Long Term Incentive Plan 2020 (MB LTIP 2020), will only be possible for the first time in 2023. The amounts received are to be invested in shares of the Company, which are to be held for at least one year. The members of the Management Board will therefore be able to dispose of the corresponding amounts not before 2024.

Horizontal and vertical compensation reviews

In determining the individual Management Board members’ total compensation, the General Partner’s supervisory board takes into account their different functions and responsibilities within the Management Board and the Company’s economic situation. Furthermore, the General Partner’s supervisory board takes into account that total compensation should also be appropriate considering the relevant market practice and benchmarks, using results of vertical and horizontal compensation reviews and external benchmark data. In addition, the total compensation contractually agreed with each member of the Management Board takes into account the best interest of the Company to retain the Management Board members and to attract potential new talent for the Management Board.

In order to assess the appropriateness of the compensation system and the individual compensation of the Management Board members, the General Partner’s supervisory board conducts a horizontal review of compensation amounts and structures. The amounts of the target total direct compensation (base salary and the target short-term incentive amount and the allocation amount under the long-term incentive) and the relevant underlying components contractually agreed with each member of the Management Board are compared to compensation market data of companies of a comparable sector, country-coverage and size. In addition, the base salary as well as the target amounts of the variable compensation components of the Management Board members are benchmarked against those of companies of relevant peer groups (these include DAX companies as well as U.S. companies of comparable sector and size). For the Fiscal Year, the DAX companies in the composition of December 31, 2020 and – depending on the specific tasks of the relevant member of the Management Board – the following companies listed in the U.S. were used: Anthem Inc., Baxter International Inc., Boston Scientific Corporation, Cigna Corporation, CVS Health Corporation, DaVita Inc., Encompass Health Corporation, Humana Inc., McKesson Corporation, Medtronic plc and UnitedHealth Group Incorporated.

The General Partner’s supervisory board also conducts a vertical review with respect to the compensation levels of the Company’s employees when determining the compensation system and the compensation of the Management Board members. For this purpose, the ratio between the average compensation of the Management Board and that of the upper management of the Company’s group in Germany was determined for the Fiscal Year in accordance with the Compensation System 2020+. The “upper management of the Company’s group in Germany” included all employees having a position of Vice President and above and reporting to a Management Board member. In addition, the ratios between the average compensation of the Management Board, of the employees of the Company’s group in Germany and of the employees of the Company’s group worldwide were determined and, to the extent practicable, compared to corresponding ratios of companies included in the DAX. When conducting the vertical review, the General Partner’s supervisory board also took into account the development of compensation levels over time.

The Compensation System 2020+

The guiding principles and components of the Compensation System 2020+ and the compensation structure as well as the caps and maximum compensation under the Compensation System 2020+ are described in detail below.

Guiding principles of the Compensation System 2020+

The objective of the Compensation System 2020+ is to enable the members of the Management Board to participate reasonably in a sustainable and long-term development of the company’s business and to reward them based on their duties and performance as well as their success in managing the company’s economic and financial position giving due regard to the peer environment and to make a significant contribution to the implementation and further development of the business strategy.

The Compensation System 2020+ is based on the following guiding principles:

Components of the Compensation System 2020+

The following illustration shows the compensation components and further design elements of the Compensation System 2020+, which are described in more detail below.

Compensation structure under the Compensation System 2020+

The compensation structure of the target total direct compensation for a full fiscal year consists of 29% base salary, 31% short-term incentive and 40% long-term incentive.

Owing to a 71% share of performance-based variable compensation components in target total direct compensation, the compensation of the Management Board is, as a whole, performance-based. Owing to a 40 % long-term incentive share (56 % of variable compensation components), the compensation of the Management Board is geared to promoting sustainable and long-term corporate development.

Caps and maximum compensation

The Management Board members’ total compensation under the Compensation System 2020+ is limited, for one thing, by a cap applying to each variable compensation component and, for another, by maximum compensation.

For the short-term incentive, the target achievement and payout are capped at 120% of the relevant target short-term incentive amount. For the long-term incentive, the target achievement is capped at 200% for each allocation. In addition, the amounts received from each allocation of the long-term incentive are capped at 400% of the allocation amount, thus also capping the opportunity of benefiting from the Company’s share price development in the relevant vesting period. The General Partner’s supervisory board has also agreed a cap option for the variable compensation components in the event that extraordinary developments occur.

The Compensation System 2020+ provides for a maximum amount of total compensation for each member of the Management Board (maximum compensation). Such maximum compensation limits the amounts potentially paid out to and received by a member of the Management Board as compensation from determinations or allocations for a fiscal year, irrespective of the dates on which such amounts are paid out or received. The maximum compensation takes into account all amounts paid out and received under the fixed and variable compensation components and the pension expense of the pension commitment attributable to the relevant fiscal year. A Management Board member’s maximum compensation may be lower than the sum of the potentially achievable payouts from the individual compensation components determined or allocated for a fiscal year.

The maximum compensation is defined based on the currency of the base salary as stated in the relevant Management Board member’s service agreement and amounts to €12,000 THOUS or $13,434 THOUS for the Chairman of the Management Board (CEO), €9,500 THOUS or $10,635 THOUS for the CEO North America and €7,000 THOUS or $7,836 THOUS for any other current Management Board function.

The review of compliance with the maximum compensation for 2020 may for the first time be conducted in 2023, i.e. when the vesting period of the long-term incentive allocated in 2020 has expired and the amount to be paid out has been finally determined.

The caps and maximum compensation under the Compensation System 2020+ are shown in the following chart:

(1) Short-Term Incentive (STI)

(2) Long-Term Incentive (LTI)

Management Board members’ compensation in the Fiscal Year

The compensation in the Fiscal Year of the Management Board members in office during the Fiscal Year will be described in more detail below. Tables showing the total compensation of each Management Board member in office during the Fiscal Year are set out in the section “Compensation tables for the Management Board members in office during the Fiscal Year” and tables showing that of each Management Board member that ceased to hold office before expiry of the Fiscal Year are set out in the section “Former Management Board members’ compensation”.

Fixed compensation components

The Management Board members receive a base salary and fringe benefits as fixed compensation components.

In the Fiscal Year, the fringe benefits awarded or due to the Management Board members under their service agreements mainly consisted of the private use of company cars, special payments such as school fees, housing, rent and relocation payments, reimbursement of fees for the preparation of tax returns, reimbursement of charges, contributions to pension schemes (other than the pension commitments set out herein), contributions to accident, life and health insurances or other insurances as well as tax equalization compensation due to varying tax rates applicable in Germany and the country in which the relevant Management Board member may be personally taxable. Please see the section “Further information” for details of such tax equalization compensation.

In addition, a performance-based pension commitment was made to individual Management Board members – depending on their individual contractual commitment. Payments under pension commitments will only become payable when the covered event occurs. No payments under pension commitments were awarded or due in the Fiscal Year to the Management Board members in office during the Fiscal Year. The pension commitments are set out in the section ”Pension commitments”.

Variable compensation components

The variable compensation components under the Compensation System 2020+ comprise a short-term and a long-term incentive component, the latter of which includes a mandatory share ownership element. Amounts from this long-term incentive component may be received for the first time in 2023 and are to be invested in shares of the Company which need to be held for at least one year.

In addition, some Management Board members received for their Management Board activities a long-term incentive from outstanding compensation components allocated in previous fiscal years under any of the compensation systems applicable until December 31, 2019. Furthermore, some Management Board members exercised stock options awarded in previous fiscal years. For more detailed information, please see the section “Variable compensation components from allocations made prior to the Compensation System 2020+”.

Variable compensation components under the Compensation System 2020+

The variable compensation components applicable under the Compensation System 2020+ to activities in the Fiscal Year are shown in the following overview:

Short-term incentive – MBBP 2020+

Under the Compensation System 2020+, the Management Board members are entitled to receive a short-term incentive in accordance with the Fresenius Medical Care Management Board Bonus Plan 2020+ (MBBP 2020+), which may result in a cash payment. The short-term incentive rewards the Management Board members for the Company’s performance in the relevant fiscal year. The short-term incentive is linked to the achievement of three financial and one non-financial performance targets.

The target short-term incentive amount to be allocated to each Management Board member (which is paid out at a target achievement level of 100%) equals 105% (multiplier of 1.05) of the Management Board member’s relevant base salary.

Functioning

The functioning of the MBBP 2020+ is shown in the following chart:

The short-term incentive is measured based on the achievement of four performance targets: 20% relate to revenue, 20% to operating income, 40% to net income and 20% to the achievement of specific and measurable sustainability criteria.

The supervisory board of the General Partner defines for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 120% (cap).

The following applies to each of the performance targets: If the lower threshold of a target value is not exceeded, the target achievement is 0%. If the upper target value is reached or exceeded, the target achievement is 120% (cap). If the financial performance values achieved or the achieved total score for the sustainability target are between the relevant target values for a target achievement of 0% to 50%, 50% to 100% or 100% to 120%, the relevant target achievement are determined by linear interpolation.

The short-term incentive is paid out in the year following the year of target achievement.

Link to strategy

The financial performance targets reflect key performance indicators of the Company and support the Company’s strategy of achieving sustainable and profitable growth. The non-financial performance target underlines the Company’s commitment to implement its global sustainability program.

Financial performance targets

By measuring the performance targets at group (global) level and – depending on the relevant Management Board member’s function – at regional level, both the financial performance of the individual regions and that of the group are reflected.

Measurement of the financial performance targets based on the Management Board members' functions
Member of the Management Board	Function	Revenue and operating income	Net income
Rice Powell	Chairman and Chief Executive Officer	Global	Global
Helen Giza	Chief Financial Officer	Global	Global
Franklin W. Maddux, MD	Global Chief Medical Officer	Global	Global
Dr. Katarzyna Mazur-Hofsäß	Chief Executive Officer for Europe, Middle East and Africa (EMEA)	Regional (EMEA)	Global
Dr. Olaf Schermeier	Chief Executive Officer for Research and Development	Global	Global
William Valle	Chief Executive Officer for North America (NA)	Regional (NA)	Global
Kent Wanzek	Chief Executive Officer for Global Manufacturing, Quality and Supply	Global	Global
Harry de Wit	Chief Executive Officer for Asia Pacific (AP)	Regional (AP)	Global

The target values applied to the financial targets in the Fiscal Year and in the previous year as well as their achievement are set out in the tables below; for the previous year, this information is provided on a voluntary basis as additional information.

Target values and target achievement in the Fiscal Year
	Target values				Actual values			Target achievement
	0%	50%	100%	120%	As reported	Adjust-ments (1)	According to plan terms
	in € M	in € M	in € M	in € M	in € M	in € M	in € M	in %
Revenue
Group	≤ 15,837	=16,717	=17,597	≥17,949	17,619	(553)	17,066	69.82
NA	≤ 10,957	=11,566	=12,175	≥12,418	12,088	(465)	11,623	54.70
EMEA	≤ 2,474	=2,611	=2,748	≥2,803	2,765	(21)	2,744	98.47
AP	≤ 1,774	=1,873	=1,971	≥2,011	2,010	(32)	1,978	103.58

Operating income
Group	≤ 1,601	=1,801	=2,001	≥2,081	1,852	(2)	1,850	62.29
NA	≤ 1,430	=1,609	=1,788	≥1,859	1,644	(41)	1,603	48.28
EMEA	≤ 259	=291	=324	≥337	309	14	323	98.76
AP	≤ 268	=302	=336	≥349	350	(1)	349	119.99

Net income	< 938	=938	=1,042	≥1,125	969	15	984	72.14

(1) According to the plan terms, the target values were set at budgeted exchange rates; consequently, the financial figures underlying the target achievements were calculated at budgeted exchange rates. The financial figures underlying the target achievements were, in accordance with the plan terms, adjusted for costs and savings related to the program FME25 to the extent they were not yet included in the target values.

Target values and target achievement in the year 2020
	Target values				Actual values			Target achievement
	0%	50%	100%	120%	As reported	Adjust- ments (1)	According to plan terms
	in € M	in € M	in € M	in € M	in € M	in € M	in € M	in %
Revenue
Group	≤ 17,477	=18,179	=18,880	≥19,229	17,859	536	18,395	65.44
NA	≤ 12,195	=12,682	=13,168	≥13,412	12,478	254	12,732	55.14
EMEA	≤ 2,693	=2,751	=2,809	≥2,863	2,763	77	2,840	111.55
AP	≤ 1,859	=1,922	=1,985	≥2,023	1,894	29	1,923	50.68

Operating income
Group	≤ 2,444	=2,489	=2,533	≥2,572	2,304	215	2,519	83.88
NA	≤ 1,989	=2,021	=2,053	≥2,080	2,120	10	2,130	120.00
EMEA	≤ 389	=396	=402	≥407	412	7	419	120.00
AP	≤ 325	=330	=335	≥340	344	1	345	120.00

Net income	≤ 1,285	=1,317	=1,349	≥1,377	1,164	185	1,349	98.86

(1) According to the plan terms, the target values were set at constant exchange rates; consequently, the financial targets underlying the target achievements were calculated at constant exchange rates. The financial figures underlying the target achievements were, in accordance with the plan terms, adjusted for effects from certain acquisitions and divestments. Furthermore, an impairment in the Latin America Segment, which solely related to the carrying amounts, was excluded for the determination of the target achievement.

As already set out in the Company’s 2020 Compensation Report, an impairment of goodwill and tradenames in the Latin America Segment has materialized with an impact of €194,468 THOUS as a consequence of the macro-economic down-turn and increasing risk adjustment rates for several countries in the Latin America Segment. In particular to ensure comparability of the underlying financial figures of the performance targets with the Company’s operating performance and to adequately recognize the actual performance of the members of the Management Board, the General Partner’s supervisory board decided in the Fiscal Year to exclude the Latin America Segment impairment in question, which solely relates to the carrying amounts, when determining the relevant target achievement for the short-term incentive for the year 2020.

Sustainability target

In addition to the financial performance targets, the Compensation System 2020+ has incorporated sustainability as a non-financial performance target of the short-term incentive. This performance target underlines the Company’s commitment to implement its Global Sustainability Program and is based on a qualitatively measurable sustainability target that relates to various environmental, social and governance aspects (ESG).

The achievement of the sustainability target is measured at the group level to ensure close collaboration across the Company’s operating segments in the field of sustainability. For this purpose, eight material sustainability areas were defined: responsibility towards our patients as well as our employees, anti-bribery and anti-corruption, data protection and privacy, human and labor rights, sustainable supply, environment, and occupational health and safety. The progress in each sustainability area is measured by the degree of implementation of the following pre-defined management concepts: purpose, goals and objectives, responsibility and ownership, coverage, reporting and communication, results and progress as well as policy, guideline and training. The eight sustainability areas and seven management concepts result in 56 sustainability criteria.

For the period from 2020 to 2022, the annual progress of the implementation of these sustainability criteria is measured in two steps using a control and calculation model. Further information can be found in the non-financial reporting of the company.

Within the control and calculation model, the degree of implementation of these sustainability criteria is evaluated in a first step using a predefined questionnaire. For each question, 0 points, 0.25 points, 0.5 points, 0.75 points or 1 point can be achieved depending on the degree of implementation. Based on the evaluation of the questionnaire, the score for each sustainability criterion is determined in a second step. The score for each sustainability criterion can also be 0 points, 0.25 points, 0.5 points, 0.75 points or 1 point. To calculate the achieved score for each sustainability criterion, the average of the points over the number of questions per sustainability criterion is calculated. If the thus calculated average deviates from the aforementioned scores, it is rounded down to the next lower score. For example, a score of 0.45 points would lead to a score of 0.25 points for a sustainability criterion.

To determine the total score for the sustainability target, the sum of the points achieved for the 56 sustainability criteria is calculated. The target values set by the General Partner’s supervisory board for the Fiscal Year and for 2020 as well as the target achievement are set out in the table below:

Sustainability target
	Target values			Target achievement
	0%	100%	120%	Absolute	Relative
Year	in points	in points	in points	in points	in %
2021	≤ 18.00	= 28.00	≥ 34.00	40.25	120.00
2020	≤ 10.75	= 18.00	≥ 20.00	24.50	120.00

Overall target achievement

The degree of the overall target achievement for the short-term incentive is determined based on the weighted arithmetic mean of the target achievement of each performance target. Multiplying the degree of the respective overall target achievement with the target short-term incentive amount results in the final short-term incentive amount. After the corresponding resolution of the General Partner’s supervisory board, the final short-term incentive amount is paid to the respective Management Board member in cash. Since the overall target achievement is capped at 120%, the final short-term incentive amount is also capped at 120% of the respective target short-term incentive amount.

The following table shows the target achievement per performance target as well as the overall target achievement of the individual Management Board members for the Fiscal Year:

Overall target achievement in the Fiscal Year
in %
	Target achievement
	Revenue	Operating income	Net income	Sustainability target	Overall target achievement
Rice Powell	69.82	62.29	72.14	120.00	79.28
Helen Giza	69.82	62.29	72.14	120.00	79.28
Franklin W. Maddux, MD	69.82	62.29	72.14	120.00	79.28
Dr. Katarzyna Mazur-Hofsäß	98.47	98.76	72.14	120.00	92.30
Dr. Olaf Schermeier	69.82	62.29	72.14	120.00	79.28
William Valle	54.70	48.28	72.14	120.00	73.45
Kent Wanzek	69.82	62.29	72.14	120.00	79.28
Harry de Wit	103.58	119.99	72.14	120.00	97.57

The amounts to be paid out to the individual Management Board members in 2022 on the basis of this overall target achievement for the Fiscal Year, taking into account the target amount (base salary multiplied by the multiplier) and in compliance with the cap, can be found in the following table:

Amounts to be paid in the year 2022 for the performance in the Fiscal Year in € THOUS
	Base salary	Multiplier	Target amount	Cap (120%)	Overall target achievement	Payout amount
Rice Powell (1)	1,708	1.05	1,793	2,152	79.28%	1,422
Helen Giza	855	1.05	898	1,078	79.28%	712
Franklin W. Maddux, MD (1)	778	1.05	817	980	79.28%	648
Dr. Katarzyna Mazur-Hofsäß	920	1.05	966	1,159	92.30%	892
Dr. Olaf Schermeier	830	1.05	872	1,046	79.28%	691
William Valle (1)	1,319	1.05	1,385	1,662	73.45%	1,017
Kent Wanzek (1)	791	1.05	831	997	79.28%	658
Harry de Wit	760	1.05	798	958	97.57%	779

(1) Please note for the amounts as set out herein that the compensation components for Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek are denominated in U.S. dollar and that the amounts may be subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year.

The following table shows, on a voluntary basis as additional information, the target achievement per performance target and the overall target achievement of the individual Management Board members for the year 2020:

Overall target achievement in the year 2020
in %
	Target achievement				Overall target achievement
	Revenue	Operating income	Net income	Sustainability target
Rice Powell	65.44	83.88	98.86	120.00	93.41
Helen Giza	65.44	83.88	98.86	120.00	93.41
Franklin W. Maddux, MD	65.44	83.88	98.86	120.00	93.41
Dr. Katarzyna Mazur-Hofsäß	111.55	120.00	98.86	120.00	109.85
Dr. Olaf Schermeier	65.44	83.88	98.86	120.00	93.41
William Valle	55.14	120.00	98.86	120.00	98.57
Kent Wanzek	65.44	83.88	98.86	120.00	93.41
Harry de Wit	50.68	120.00	98.86	120.00	97.68

The amounts paid out to the individual Management Board members in the Fiscal Year on the basis of this overall target achievement for 2020, taking into account the target amount (base salary multiplied by the multiplier) and in compliance with the cap, are as shown in the following table and are provided on a voluntary basis as additional information:

Amounts paid in the Fiscal Year for the performance in the year 2020 in € THOUS
	Base salary	Multiplier	Target amount	Cap (120%)	Overall target achievement	Payout amount
Rice Powell (1)	1,769	1.05	1,857	2,228	93.41%	1,734
Helen Giza	855	1.05	898	1,078	93.41%	839
Franklin W. Maddux, MD (1)	805	1.05	845	1,014	93.41%	790
Dr. Katarzyna Mazur-Hofsäß	910	1.05	956	1,147	109.85%	1,050
Dr. Olaf Schermeier	725	1.05	761	913	93.41%	711
William Valle (1)	1,366	1.05	1,434	1,721	98.57%	1,414
Kent Wanzek (1)	792	1.05	832	998	93.41%	777
Harry de Wit	735	1.05	772	926	97.68%	754

(1) Please note for the amounts as set out herein that the compensation components for Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek are denominated in U.S. dollar and that the amounts may be subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year.

Long-term incentive – MB LTIP 2020

On the basis of the Compensation System 2020+, so-called Performance Shares were allocated to the Management Board members in the Fiscal Year under the MB LTIP 2020 as a long-term incentive.

The Performance Shares allocated to the members of the Management Board under the MB LTIP 2020 are non-equity, cash-settled virtual compensation instruments with a performance period of three years. Any amounts received from the Performance Shares are subject to the achievement of three equally weighted performance targets and further depend on the development of the stock exchange price of the shares of the Company. The amounts received from the Performance Shares (after taxes and duties) are transferred to a credit institution which uses them to purchase shares of the Company on the stock exchange. The shares so acquired are subject to a holding period of at least one year. The amounts resulting from the long-term incentive are therefore not accessible to the Management Board members before the expiry of a period of at least four years.

The allocation amount for the Performance Shares equals 135% (multiplier of 1.35) of the relevant base salary of the respective Management Board member.

In order to determine the number of Performance Shares to be allocated to the relevant Management Board member, the relevant allocation amount is divided by the value per Performance Share determined in accordance with IFRS 2 and considering the average price of the Company’s shares over a period of 30 calendar days prior to each relevant allocation date. The number of Performance Shares to vest for each Management Board member depends on the achievement of the performance targets.

Functioning

The functioning of the MB LTIP 2020 is shown in the following chart:

Revenue growth and net income growth are determined at constant currency. The underlying financial figures of the financial performance targets may be adjusted for certain effects to ensure comparability of the financial figures with respect to the operational performance, e.g. effects from certain acquisitions and divestments and changes in IFRS accounting standards.

The supervisory board of the General Partner defines for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 200% (cap).

The following applies to each performance target: If the lower target value is not exceeded, a target achievement of 0% applies. If the upper target value is reached or exceeded, a target achievement of 200% (cap) applies. If the actual financial figures range between the relevant target values applicable to a target achievement of 0% to 100% or 100% to 200%, the target achievement is determined by linear interpolation. The achievement of each performance target is determined annually. The three performance targets are weighted equally to determine the annual target achievement. At the end of the three-year performance period, the supervisory board of the General Partner determines the overall target achievement by taking the average of the annual target achievements of the applicable performance period.

Based on the degree of the overall target achievement, the number of Performance Shares to vest is determined for each member of the Management Board. The number of Performance Shares may increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) is possible. After the final determination of the overall target achievement, the number of Performance Shares to vest is multiplied by the average price of the Company’s share over the 30 calendar days preceding the relevant vesting date in order to calculate the corresponding amount received from the Performance Shares to vest. The total proceeds from the Performance Shares is capped at 400% of the relevant allocation amount.

Amounts from Performance Shares allocated under the MB LTIP 2020 may be received for the first time in 2023 (from the allocation in 2020). Given the fact that the amounts received will be invested in shares to be held for at least one year, the Management Board members will therefore not have access to the corresponding amounts before 2024.

Link to strategy

In order to achieve long-term profitable growth, the three performance targets revenue growth, net income growth and return on invested capital (ROIC) have been chosen as they reflect the Company’s strategic priorities of increasing the business activities and at the same time ensuring a certain level of return of the Company’s investments. These performance targets form part of the Company’s key performance indicators and support the execution of the Company’s long-term strategy.

Target values for the Fiscal Year

The target values for the Fiscal Year applied for Performance Shares allocated in the Fiscal Year under the MB LTIP 2020 are as follows:

	Target value	Target achievement	Weighting
Performance target 1:	≤ 1%	0%
Revenue growth	=6%	100%	1 /3
	≥ 11%	200%
Performance target 2:	≤ 0%	0%
Net income growth	=5%	100%	1 /3
	≥ 10%	200%
Performance target 3:	≤ 5.5%	0%
Return on invested capital	=6.0%	100%	1 /3
(ROIC)	≥ 6.5%	200%

Allocation in the Fiscal Year

In the Fiscal Year, the Performance Shares shown in the following table were allocated; their number was determined taking into account the allocation amount (basic compensation multiplied by the multiplier) and the value per Performance Share on the allocation date.

Performance Shares allocated in the Fiscal Year under the MB LTIP 2020
	Base salary	Multiplier	Allocation amount	Value per Performance Share at allocation (1)	Number of Performance Shares	Cap (400%)
	in € THOUS		in € THOUS	in €		in € THOUS
Rice Powell (2)	1,708	1.35	2,306	55.12	40,894	9,224
Helen Giza	855	1.35	1,154	55.12	20,941	4,616
Franklin W. Maddux, MD (2)	778	1.35	1,050	55.12	18,625	4,200
Dr. Katarzyna Mazur-Hofsäß	920	1.35	1,242	55.12	22,533	4,968
Dr. Olaf Schermeier	830	1.35	1,121	55.12	20,328	4,484
William Valle (2)	1,319	1.35	1,781	55.12	31,582	7,124
Kent Wanzek (2)	791	1.35	1,068	55.12	18,929	4,272
Harry de Wit	760	1.35	1,026	55.12	18,614	4,104

(1) The value per Performance Share as set out herein and relevant for the number of Performance Shares to be allocated is determined according to the plan terms considering the average price of the Company’s shares over a period of 30 calendar days prior to the allocation date, which is why it may deviate from the Fair Value according to IFRS 2.

(2) Please note for the amounts shown that the compensation components for Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek are denominated in U.S. dollar and that the amounts may be subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year.

An overview of the status in the Fiscal Year of the Performance Shares allocated under the MB LTIP 2020 can be found in the section “Overview of outstanding share-based compensation components”.

Variable compensation components from allocations made prior to the Compensation System 2020+

Individual members of the Management Board received variable compensation for their activities on the Management Board in the Fiscal Year based on outstanding compensation components allocated in previous fiscal years under one of the compensation systems applicable until December 31, 2019 or exercised stock options awarded to them in previous fiscal years under one of the compensation systems applicable until December 31, 2019. Further allocations based on these compensation components (including further awards of stock options) are no longer possible.

An overview of the status of these compensation components can be found in the section “Overview of outstanding share-based compensation components”.

Share Based Award

To the extent members of the Management Board holding office at that time were entitled to the so-called Share Based Award under one of the compensation systems applicable until December 31, 2019, they may in principle receive share-based compensation, at the earliest, after a period of three years following the relevant allocation date. Such compensation is paid in cash and its amount depends on the stock exchange price of the Company’s share on the exercise date. In special cases (e.g. disability to work, retirement, non-renewal of expired service agreements by the company) a shorter period may apply. The Share Based Award is to be classified as long-term compensation.

The Share Based Award is the amount of the one-year variable compensation component that under the compensation systems applicable until December 31, 2019 was to be converted into virtual shares of the Company not backed by equity of the Company as an amount to be deferred. In principle, 25% of the total amount of the one-year variable compensation was to be converted into such virtual shares; this amount was determined by multiplying the degree of the relevant overall target achievement by the relevant base salary and a further fixed multiplier. The amount to be paid out under Share Based Awards is calculated by multiplying the number of virtual shares by the stock exchange price of the Company’s share on the relevant exercise date.

In the Fiscal Year, individual current and former members of the Management Board received payments resulting from Share Based Awards allocated to them in 2018 for the achievement of the performance targets in 2017 (“Allocation 2017”) that vested in the Fiscal Year.

Payout from the Share Based Awards allocated in the year 2018 for the year 2017
	Allocation amount in € THOUS	Number of virtual shares	Share price at exercise in €	Payout amount in € THOUS
Members of the Management Board in office during the Fiscal Year
Rice Powell	916	11,138	60.78	677
Helen Giza	—	—	—	—
Franklin W. Maddux, MD	—	—	—	—
Dr. Katarzyna Mazur-Hofsäß	—	—	—	—
Dr. Olaf Schermeier	323	3,932	65.90	259
William Valle	600	7,295	65.76	480
Kent Wanzek	394	4,793	61.86	296
Harry de Wit	317	3,852	60.76	234

Former members of the Management Board
Dominik Wehner	244	2,968	66.84	198

An overview of the status in the Fiscal Year of the virtual shares allocated under the Share Based Award can be found in the section “Overview of outstanding share-based compensation components”.

Long-term incentive plans

To the extent Performance Shares were allocated in earlier fiscal years to then members of the Management Board under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2016 (LTIP 2016) or the Fresenius Medical Care Management Board Long Term Incentive Plan 2019 (MB LTIP 2019), they may under certain conditions – and, under the MB LTIP 2019, for the first time in 2023 – receive share-based, cash-settled compensation from these Performance Shares. Furthermore, under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011 (LTIP 2011) individual members of the Management Board may under certain conditions exercise previously awarded stock options or could, for the last time in 2020, receive share-based, cash-settled compensation from Phantom Stock allocated under the LTIP 2011.

An overview of the development in the Fiscal Year of the Performance Shares allocated under the LTIP 2016 and the MB LTIP 2019 as well as of the stock options awarded under the LTIP 2011 can be found in the section “Overview of outstanding share-based compensation components”.

LTIP 2016

In the Fiscal Year, individual current and former members of the Management Board were awarded compensation from Performance Shares allocated to them in 2017 under the LTIP 2016. The Performance Shares allocated to the members of the Management Board under the LTIP 2016 are non-equity, cash-settled virtual compensation instruments with a performance period of three years. Performance Shares will generally vest, and will be paid out, at the end of a period of four years from each relevant allocation date.

In order to determine the number of Performance Shares to be allocated to the relevant Management Board member, the relevant allocation amount was divided by the value per Performance Share determined in accordance with IFRS 2 and considering the average price of the Company’s shares over a period of 30 calendar days prior to each relevant allocation date. The number of Performance Shares to vest for each member of the Management Board depended on the achievement of the performance targets. As regards the allocation in 2017, the performance targets relating to the 2017, 2018 and 2019 performance periods were decisive.

The degree of the overall target achievement during the three-year performance period was determined based on the three performance targets revenue growth, net income growth and return on invested capital (ROIC). The annual target values and target achievements for the 2017, 2018 and 2019 performance periods were each as follows, according to the following table:

Target values and target achievement for the allocation 2017 under the LTIP 2016
	Target values			Actual values			Target achievement
	0%	100%	200%	As reported	Adjust- ments (1)	According to plan terms	Per perfor- mance target	Annual
2017
Revenue growth	≤ 0%	=7%	≥ 16%	7.3%	2.0%	9.3%	126%
Net income growth	≤ 0%	=7%	≥ 14%	11.9%	2.5%	14.4%	200%	175%
Return on invested capital (ROIC)	≤ 7.3%	=7.5%	≥ 7.7%	8.6%	0.0%	8.6%	200%

2018
Revenue growth	≤ 0%	=7%	≥ 16%	(7.0)%	7.6%	0.6%	8%
Net income growth	≤ 0%	=7%	≥ 14%	54.9%	4.8%	59.7%	200%	136%
Return on invested capital (ROIC)	≤ 7.5%	=7.7%	≥ 7.9%	12.4%	0.0%	12.4%	200%

2019
Revenue growth	≤ 0%	=7%	≥ 16%	5.6%	(2.7)%	2.9%	41%
Net income growth	≤ 0%	=7%	≥ 14%	(39.5)%	1.1%	(38.4)%	0%	14%
Return on invested capital (ROIC)	≤ 7.7%	=7.9%	≥ 8.1%	6.1%	0.7%	6.8%	0%

Overall Target Achievement							108%

(1) Revenue growth and net income growth were determined at constant currency. To ensure comparability, the figures underlying the achievement of the performance targets were adjusted for effects resulting from the application of IFRS 16 for the performance period 2019; the figures underlying the achievement of the revenue growth target and of the net income growth target were adjusted for effects resulting from the application of IFRS 15 for the performance period 2018.

If the actual financial figures were between the relevant target values for a target achievement of 0% and 100% or 100% and 200%, the target achievement was determined by linear interpolation. If the 2019 ROIC target achievement was higher than or equal to the target achievement in each of the previous two years, the 2019 ROIC target achievement applied to all years of the performance period. The average of the annual target achievements over the three-year performance period was used to determine the overall target achievement.

Based on the degree of the overall target achievement, the number of Performance Shares to vest was determined for each member of the Management Board. The number of Performance Shares could increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) was possible. After the final determination of the overall target achievement, the number of Performance Shares to vest was multiplied by the average price of the Company’s shares over the 30 calendar days preceding the relevant vesting date in order to calculate the corresponding amount received from the Performance Shares to vest.

The following table provides the amounts paid out in the Fiscal Year from the allocation 2017 under the LTIP 2016:

Payout from the allocation 2017 of the LTIP 2016
	Fair Value at allocation in € THOUS	Number of allocated Performance Shares	Overall target achievement	Number of final Performance Shares	Share price at payout in €	Payout amount in € THOUS
Members of the Management Board in office during the Fiscal Year
Rice Powell (1)	1,331	18,063	108%	19,508	69.01	1,302
Helen Giza	—	—	—	—	—	—
Franklin W. Maddux, MD (1), (2)	415	5,524	108%	5,966	69.01	398
Dr. Katarzyna Mazur-Hofsäß	—	—	—	—	—	—
Dr. Olaf Schermeier	716	9,529	108%	10,291	69.01	710
William Valle (1)	665	9,032	108%	9,755	69.01	651
Kent Wanzek (1)	665	9,032	108%	9,755	69.01	651
Harry de Wit	716	9,529	108%	10,291	69.01	710

Former members of the Management Board
Michael Brosnan (1)	665	9,032	108%	9,755	69.01	651
Dominik Wehner	716	9,529	108%	10,291	69.01	710

(1) Please note for the amounts paid out that the compensation components for Messrs. Rice Powell, Franklin W. Maddux MD, William Valle, Kent Wanzek and Michael Brosnan are denominated in U.S. dollar and that the amounts may be subject to currency fluctuations. The translation of U.S. dollar amounts for the awarded long-term incentive (payout amount) was done at the closing rates of the vesting date.

(2) The payout shown for Mr. Franklin W. Maddux, MD was made based on an allocation prior to his appointment as a member of the Management Board.

LTIP 2011

In the Fiscal Year, individual current and former members of the Management Board exercised stock options awarded to them in previous years under the LTIP 2011.

The stock options awarded under the LTIP 2011 – for the last time in 2015 – may be exercised after the expiry of a four-year vesting period, which begins on the award date, within a further four years – thus for the last time in 2023 – taking into consideration certain blackout periods, the achievement of the performance targets and, subject to deviating agreements in individual cases, the continuation of the service relationship.

The performance target will be achieved in each case if, within the vesting period, either the adjusted earnings per ordinary share have increased by at least eight percent per year compared to the respective previous year or, if this is not the case, the compound annual growth rate of the adjusted earnings per ordinary share has increased by at least eight percent per year in the four-year vesting period. If, with respect to one or more of the four reference periods within the vesting period, neither the adjusted earnings per share have increased by at least eight percent per year compared to the respective previous year nor the compound annual growth rate of the adjusted earnings per share has increased by at least eight percent per year in the four-year vesting period, the relevant stock options issued will be forfeited to the extent that the performance target has not been achieved within the vesting period, i.e. by one quarter, by two quarters, by three quarters or in full.

Stock options may generally be exercised at any time after the end of the vesting period outside blackout periods. Blackout periods under the LTIP 2011 are the periods (i) from December 15 to January 15, (ii) from the 21st calendar day before the Annual General Meeting of the Company until the expiry of the day of such Annual General Meeting, (iii) from the date on which the Company publishes an offer to its shareholders to subscribe for new shares in an official stock exchange journal or in the Federal Gazette (Bundesanzeiger) until the date on which the shares of the Company entitled to subscription are listed “ex subscription right” for the first time on the Frankfurt Stock Exchange and (iv) from the 15th calendar day prior to the publication of the quarterly or annual results until the publication of such quarterly or annual results. Any restrictions under capital markets law regarding the exercise of stock options will remain unaffected by the blackout periods.

The exercise price is the closing price of the Company's shares in the electronic “Xetra” trading of Deutsche Börse AG in Frankfurt am Main or a comparable successor system on the 30 calendar days preceding the relevant award date in euros. The exercise price will be adjusted under certain circumstances (e.g. in the event of capital measures of the Company).

Proceeds from the exercise of stock options are, with a view to the new provisions of section 162 AktG, not regarded as compensation awarded or due and, hence, not included in this Compensation Report. An overview of the status of the stock options can be found in the following section “Overview of outstanding share-based compensation components”. Further information on exercises of stock options requiring notifications are published on www.dgap.de in the section “Directors’ Dealings” as well as on the Company’s website in the “Investors” section.

Overview of outstanding share-based compensation components

The status of the outstanding share-based compensation components of the current and former members of the Management Board in the Fiscal Year as well as further information are set out in the following tables:

Overview of outstanding Performance Shares

	Allocation date	Vesting date	Fair Value at allocation in € THOUS	Number of allocated Perfor mance Shares	Overall target achievement (if final)	Number of Perfor mance Shares as of December 31, 2021
Members of the Management Board in office during the Fiscal Year
Rice Powell
Allocation 2018 (LTIP 2016)	July 30, 2018	July 30, 2022	1,413	17,548	81%	14,214
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	1,575	25,127	38%	9,548
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	2,170	35,030		35,030
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	2,231	40,894		40,894
Total				118,599		99,686

Helen Giza
Allocation 2019 (MB LTIP 2019)	December 2, 2019	December 2, 2023	812	13,399	38%	5,092
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	1,070	17,465		17,465
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,138	20,941		20,941
Total				51,805		43,498

Franklin W. Maddux, MD
Allocation 2018 (LTIP 2016) (1)	July 30, 2018	July 30, 2022	432	5,365	n.a. (1)	5,365
Allocation 2019 (LTIP 2019) (1)	July 29, 2019	July 29, 2022	564	8,869	n.a. (1)	8,869
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	988	15,954		15,954
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,016	18,625		18,625
Total				48,813		48,813

Dr. Katarzyna Mazur-Hofsäß
Allocation 2018 (LTIP 2016)	December 3, 2018	December 2, 2022	734	10,637	81%	8,616
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	803	12,927	38%	4,912
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	1,139	18,588		18,588
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,225	22,533		22,533
Total				64,685		54,649

Dr. Olaf Schermeier
Allocation 2018 (LTIP 2016)	July 30, 2018	July 30, 2022	757	9,404	81%	7,617
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	803	12,927	38%	4,912
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	907	14,809		14,809
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,105	20,328		20,328
Total				57,468		47,666

William Valle
Allocation 2018 (LTIP 2016)	July 30, 2018	July 30, 2022	707	8,774	81%	7,107
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	788	12,564	38%	4,774
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	1,676	27,053		27,053
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,723	31,582		31,582
Total				79,973		70,516

Kent Wanzek
Allocation 2018 (LTIP 2016)	July 30, 2018	July 30, 2022	707	8,774	81%	7,107
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	788	12,564	38%	4,774
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	972	15,694		15,694
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,033	18,929		18,929
Total				55,961		46,504

Harry de Wit
Allocation 2018 (LTIP 2016)	July 30, 2018	July 30, 2022	757	9,404	81%	7,617
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	803	12,927	38%	4,912
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	920	15,014		15,014
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,012	18,614		18,614
Total				55,959		46,157

Former member of the Management Board
Michael Brosnan
Allocation 2018 (LTIP 2016)	July 30, 2018	July 30, 2022	707	8,774	81%	7,107
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	788	12,564	38%	4,774
Total				21,338		11,881

(1) This allocation for Mr. Franklin W. Maddux, MD was made prior to his appointment as a member of the Management Board. The final determination of the overall target achievement for the Performance Shares allocated before the appointment as a member of the Management Board will be made in accordance with the applicable plan terms in preparation of the payout.

Overview of outstanding virtual shares allocated under the Share Based Award

	Allocation date	Vesting date	Number of virtual shares as of December 31, 2021
Members of the Management Board in office during the Fiscal Year
Rice Powell
Allocation 2018	March 12, 2019	March 12, 2022	15,003
Allocation 2019	March 10, 2020	March 10, 2023	9,913
Total			24,916

Helen Giza
Allocation 2019	March 10, 2020	March 10, 2023	815
Total			815

Dr. Katarzyna Mazur-Hofsäß
Allocation 2018	March 12, 2019	March 12, 2022	1,805
Allocation 2019	March 10, 2020	March 10, 2023	5,788
Total			7,593

Dr. Olaf Schermeier
Allocation 2018	March 12, 2019	March 12, 2022	4,739
Allocation 2019	March 10, 2020	March 10, 2023	3,839
Total			8,578

William Valle
Allocation 2018	March 12, 2019	March 12, 2022	10,675
Allocation 2019	March 10, 2020	March 10, 2023	5,208
Total			15,883

Kent Wanzek
Allocation 2018	March 12, 2019	March 12, 2022	5,786
Allocation 2019	March 10, 2020	March 10, 2023	4,356
Total			10,142

Harry de Wit
Allocation 2018	March 12, 2019	March 12, 2022	4,642
Allocation 2019	March 10, 2020	March 10, 2023	4,305
Total			8,947

Overview of the stock options allocated under the LTIP 2011

						Development of the number in the Fiscal Year
	Allocation date	End of lifetime	Strike price	Number of allocated stock options	Overall target achievement	January 1, 2021	Additions/ reductions	December 31, 2021
Members of the Management Board in office during the Fiscal Year
Rice Powell
Allocation 2014	July 28, 2014	July 18, 2022	49.93	74,700	100%	74,700	—	74,700
Allocation 2015	July 27, 2015	July 16, 2023	76.99	149,400	100%	149,400	—	149,400

Franklin W. Maddux, MD
Allocation 2014 (1)	July 28, 2014	July 18, 2022	49.93	15,000	100%	15,000	—	15,000
Allocation 2015 (1)	July 27, 2015	July 16, 2023	76.99	30,000	100%	30,000	—	30,000

Dr. Olaf Schermeier
Allocation 2013	July 29, 2013	July 19, 2021	49.76	37,350	25%	9,338	(9,338)	—
Allocation 2014	July 28, 2014	July 18, 2022	49.93	37,350	100%	37,350	—	37,350
Allocation 2015	July 27, 2015	July 16, 2023	76.99	49,800	100%	49,800	—	49,800

William Valle
Allocation 2015 (1)	July 27, 2015	July 16, 2023	76.99	30,000	100%	30,000	—	30,000

Kent Wanzek
Allocation 2015	July 27, 2015	July 16, 2023	76.99	69,720	100%	69,720	—	69,720

Former members of the Management Board
Michael Brosnan
Allocation 2013	July 29, 2013	July 19, 2021	49.76	37,350	25%	9,338	(9,338)	—
Allocation 2014	July 28, 2014	July 18, 2022	49.93	37,350	100%	37,350	—	37,350
Allocation 2015	July 27, 2015	July 16, 2023	76.99	74,700	100%	74,700	—	74,700

Roberto Fusté
Allocation 2013	July 29, 2013	July 19, 2021	49.76	37,350	25%	9,338	(9,338)	—
Allocation 2014	July 28, 2014	July 18, 2022	49.93	24,900	100%	24,900	—	24,900
Allocation 2015	July 27, 2015	July 16, 2023	76.99	59,760	100%	59,760	—	59,760

Dominik Wehner
Allocation 2015	July 27, 2015	July 16, 2023	76.99	49,800	100%	49,800	—	49,800

(1) These allocations for Messrs. Franklin W. Maddux MD und William Valle were made prior to their respective appointments as members of the Management Board.

The following overview shows the temporal profile of the outstanding share-based compensation components already described in detail in the preceding tables and in the respective text sections.

(1) The temporal profile uses a simplified, schematic illustration of the allocations. The details can be found in the tables above and in the corresponding explanations in the text.

(2) The Share Based Award can be exercised after a period of three years from the allocation date.

Malus and clawback

Under the Compensation System 2020+, the supervisory board of the General Partner is entitled to withhold or reclaim variable compensation components in cases of a Management Board member’s misconduct or non-compliance with his duties or internal Company guidelines, considering the characteristics of the individual case. Within this framework, the supervisory board ensures that contractual provisions are in place determining detailed requirements for withholding or reclaiming variable compensation components and setting forth the consequences thereof, including the forfeiture, in full or in part, of all or some variable compensation components.

In the Fiscal Year, there was no reason for the General Partner’s supervisory board to make use of these authorizations.

Compensation tables for the Management Board members in office during the Fiscal Year

The following tables show the individualized compensation awarded and due in the Fiscal Year to each member of the Management Board in office during the Fiscal Year. In addition, the pension expense incurred for the individual contractual pension commitments is disclosed. The tabular presentation is based on the model tables of the German Corporate Governance Code in its previous version dated February 7, 2017.

Under the new regime of section 162 AktG, no uniform practice has yet emerged on the question of the conditions under which compensation is to be regarded as “awarded”. The reporting logic underlying the following tables is therefore explained below in the interests of clarity and comprehensibility of the compensation report.

For the purposes of the following tables, compensation is deemed to have been “awarded in the fiscal year” if it has vested in the fiscal year. For this purpose, compensation is deemed to have vested in the year in which the underlying activity has been fully performed and the entitlement to payment of the compensation is no longer subject to any conditions precedent or conditions subsequent. In the case of long-term variable compensation, this corresponds to the year in which it is paid out.

Based on this understanding, the short-term incentive is considered to have vested in the fiscal year and is shown in the following tables for the respective fiscal year in which the activity on which it is based was performed. This facilitates comparison of the performance of the members of the Management Board in a fiscal year with the performance of the Company in the same fiscal year and to enable the short-term incentive to be allocated on an accrual basis to the year in which the performance was performed. The columns for the year 2021 therefore contain the short-term incentive for the Fiscal Year that will not be paid out until 2022, and the columns for the year 2020 contain the short-term incentive for 2020 that was paid out in the Fiscal Year.

Compensation of the members of the Management Board in office during the Fiscal Year in € THOUS

	Rice Powell				Helen Giza
	Chairman and Chief Executive Officer				Chief Financial Officer
	Member of the Management Board since December 21, 2005(1)				Member of the Management Board since November 1, 2019
	2021		2020(2)		2021			2020(2)
	Absolute	Ratio	Absolute	Ratio	Absolute		Ratio	Absolute		Ratio
Base salary	1,708		1,769		855			855
Fringe benefits	315		429		214	(3)		320	(3)
Total non-performance-based compensation	2,023	37%	2,198	29%	1,069		60%	1,175		58%

Short-term incentive	1,422	26%	1,734	23%	712		40%	839		42%
Long-term incentive	1,979	36%	3,710	49%	—		—%	—		—%
Allocation 2016 (Share Based Award)			659
Allocation 2017 (Share Based Award)	677
Allocation 2015 (Phantom Stock - LTIP 2011)			748
Allocation 2016 (LTIP 2016)			2,303
Allocation 2017 (LTIP 2016)	1,302
Allocation 2020 (MB LTIP 2020)
Allocation 2021 (MB LTIP 2020)
Total variable compensation	3,401		5,444		712			839
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	5,424		7,642		1,781			2,014
Pension expense
Total compensation including pension expense	5,424		7,642		1,781			2,014

	Franklin W. Maddux, MD						Dr. Katarzyna Mazur-Hofsäß
	Global Chief Medical Officer						Chief Executive Officer for Europe, Middle East and Africa (EMEA)
	Member of the Management Board since January 1, 2020						Member of the Management Board since September 1, 2018
	2021			2020(2)			2021		2020(2)
	Absolute		Ratio	Absolute		Ratio	Absolute	Ratio	Absolute	Ratio
Base salary	778			805			920		910
Fringe benefits	162			200			60		33
Total non-performance-based compensation	940		47%	1,005		34%	980	52%	943	47%

Short-term incentive	648		33%	790		27%	892	48%	1,050	53%
Long-term incentive	398		20%	1,154		39%	—	—%	—	—%
Allocation 2016 (Share Based Award)
Allocation 2017 (Share Based Award)
Allocation 2015 (Phantom Stock - LTIP 2011)				450	(4)
Allocation 2016 (LTIP 2016)				704	(4)
Allocation 2017 (LTIP 2016)	398	(4)
Allocation 2020 (MB LTIP 2020)
Allocation 2021 (MB LTIP 2020)
Total variable compensation	1,046			1,944			892		1,050
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	1,986			2,949			1,872		1,993
Pension expense							2,498
Total compensation including pension expense	1,986			2,949			4,370		1,993

Compensation of the members of the Management Board in office during the Fiscal Year in € THOUS

	Dr. Olaf Schermeier				William Valle
	Chief Executive Officer for Research and Development				Chief Executive Officer for North America (NA)
	Member of the Management Board since March 1, 2013				Member of the Management Board since February 17, 2017
	2021		2020 (2)		2021		2020 (2)
	Absolute	Ratio	Absolute	Ratio	Absolute	Ratio	Absolute		Ratio
Base salary	830		725		1,319		1,366
Fringe benefits	88		137		242		327
Total non-performance-based compensation	918	36%	862	28%	1,561	42%	1,693		38%

Short-term incentive	691	27%	711	23%	1,017	27%	1,414		32%
Long-term incentive	969	38%	1,469	48%	1,131	30%	1,295		29%
Allocation 2016 (Share Based Award)			226
Allocation 2017 (Share Based Award)	259				480
Allocation 2015 (Phantom Stock - LTIP 2011)							450	(5)
Allocation 2016 (LTIP 2016)			1,243				845	(5)
Allocation 2017 (LTIP 2016)	710				651
Allocation 2020 (MB LTIP 2020)
Allocation 2021 (MB LTIP 2020)
Total variable compensation	1,660		2,180		2,148		2,709
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	2,578		3,042		3,709		4,402
Pension expense	282		504		1,348		4,152
Total compensation including pension expense	2,860		3,546		5,057		8,554

	Kent Wanzek				Harry de Wit
	Chief Executive Officer for Global Manufacturing, Quality and Supply				Chief Executive Officer for Asia Pacific (AP)
	Member of the Management Board since January 1, 2010				Member of the Management Board since April 1, 2016
	2021		2020 (2)		2021			2020 (2)
	Absolute	Ratio	Absolute	Ratio	Absolute		Ratio	Absolute		Ratio
Base salary	791		792		760			735
Fringe benefits	158		212		331			327
Total non-performance-based compensation	949	37%	1,004	27%	1,091		39%	1,062		33%

Short-term incentive	658	26%	777	21%	779		28%	754		23%
Long-term incentive	947	37%	1,873	51%	944		34%	1,427		44%
Allocation 2016 (Share Based Award)			272					184
Allocation 2017 (Share Based Award)	296				234
Allocation 2015 (Phantom Stock - LTIP 2011)			449
Allocation 2016 (LTIP 2016)			1,152					1,243
Allocation 2017 (LTIP 2016)	651				710
Allocation 2020 (MB LTIP 2020)
Allocation 2021 (MB LTIP 2020)
Total variable compensation	1,605		2,650		1,723			2,181
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	2,554		3,654		2,814			3,243
Pension expense	470		474		548			619
Total compensation including pension expense	3,024		4,128		3,362	(6)		3,862	(6)

(1) The indicated date refers to the appointment as a member of the Management Board of the General Partner.

(2) Please note for purposes of comparison between the amounts indicated and those of the Fiscal Year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza, Dr. Katarzyna Mazur-Hofsäß, Dr. Olaf Schermeier and Mr. Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek). The plan terms of the Share Based Award and of the Phantom Stock entitle to payments in euro. In principle, the translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year. For the long-term incentive the translation of U.S. dollar amounts was done at the closing rates of the vesting date.

(3) The fringe benefits of Ms. Helen Giza include a payment of €200 THOUS for the Fiscal Year and a payment of €200 THOUS for the year 2020, which Ms. Helen Giza received in connection with her appointment to the Management Board.

(4) The award shown for Mr. Franklin W. Maddux, MD was made based on an allocation prior to his appointment as a member of the Management Board.

(5) The award shown for Mr. William Valle was made based on an allocation prior to his appointment as a member of the Management Board.

(6) The amounts as set out herein include all compensation for Mr. Harry de Wit in his function as a member of the Management Board and CEO for the region Asia-Pacific, respectively, and were partially awarded by a subsidiary of the Company.

Personal investment from variable compensation

In order to have the Management Board members adequately participate in the sustainable corporate development, the General Partner’s supervisory board decided in the Fiscal Year that the Management Board members then in office – with their consent – would acquire shares in the Company for a portion of the short-term incentive paid out to them in the Fiscal Year for 2020 as well as for a portion of the long-term incentive allocated to them as members of the Management Board in 2018 under the LTIP 2016 and in 2019 under the MB LTIP 2019. The shares so acquired may only be sold by the relevant Management Board member after a period of three years from the date of acquisition has expired.

The relevant portion of the short-term incentive for which a Management Board member acquired shares in the Company from the payout of the short-term incentive depended on the relevant overall target achievement for 2020. The net amounts invested by the members of the Management Board in the Fiscal Year are as follows:

Personal Investment from the Net Short-Term Incentive for the year 2020 in THOUS

	Amount	Currency
Rice Powell	598	$
Helen Giza	309	$
Franklin W. Maddux, MD	280	$
Dr. Katarzyna Mazur-Hofsäß	189	€
Dr. Olaf Schermeier	215	€
William Valle	324	$
Kent Wanzek	268	$
Harry de Wit	155	€

The relevant portion of the above-mentioned long-term incentive for which a member of the Management Board will acquire shares in the Company depends on the relevant overall target achievement under the LTIP 2016 (allocation in 2018) and under the MB LTIP 2019 (allocation in 2019). The amounts to be awarded from the aforementioned compensation components depend on the relevant overall target achievement and the stock market price of the Company's share to be determined in accordance with the LTIP 2016 and the MB LTIP 2019. Accordingly, the specific amounts to be invested from the amounts received may only be determined in 2022 (for the allocation in 2018 under the LTIP 2016) and in 2023 (for the allocation in 2019 under the MB LTIP 2019). The members of the Management Board are intended to acquire the shares in the Company after the amounts to be invested have been determined. The investment of the amounts received under the MB LTIP 2020 in shares in the Company as provided for under the MB LTIP 2020 remains unaffected.

Already in 2019, the supervisory board of the General Partner had decided that the Management Board members then in office – with their consent – would acquire shares in the Company on the stock exchange for a portion of their short-term incentive for 2018 in order to adequately reflect the business development in 2018. The shares so acquired may only be sold by the relevant Management Board member after a period of three years from the date of acquisition has expired.

The number of shares (including American Depositary Receipts (ADRs)) acquired by the members of the Management Board in the course of the aforementioned personal investments are shown in the following table, with two ADRs representing one share:

Information on the personal investment from the Short-Term Incentive
	Underlying compensation component	Date of the personal investment	End of the holding period	Type of the equity instruments	Number of purchased equity instruments
Members of the Management Board in office during the Fiscal Year
	Short-Term	March 7, 2019	March 7, 2022	ADRs	6,000
	Incentive for the	March 8, 2019	March 8, 2022	ADRs	6,000
Rice Powell	year 2018	March 11, 2019	March 11, 2022	ADRs	4,560
	Short-Term Incentive for the year 2020	March 12, 2021	March 12, 2024	ADRs	16,415
Helen Giza	Short-Term Incentive for the year 2020	February 24, 2021	February 24, 2024	ADRs	8,700
Franklin W. Maddux, MD	Short-Term Incentive for the year 2020	February 25, 2021	February 25, 2024	ADRs	8,000
Dr. Katarzyna Mazur-Hofsäß	Short-Term Incentive for the year 2018	March 8, 2021	March 8, 2024	Shares	1,205
	Short-Term Incentive for the year 2020	February 25, 2021	February 25, 2024	Shares	3,295
Dr. Olaf Schermeier	Short-Term Incentive for the year 2018	February 26, 2019	February 26, 2022	Shares	3,550
	Short-Term Incentive for the year 2020	February 24, 2021	February 24, 2024	Shares	3,730
William Valle	Short-Term Incentive for the year 2018	March 5, 2019	March 5, 2022	Shares	4,000
	Short-Term Incentive for the year 2020	March 22, 2021	March 22, 2024	ADRs	8,850
Kent Wanzek	Short-Term Incentive for the year 2018	February 27, 2019	February 27, 2022	Shares	3,855
		March 1, 2019	March 1, 2022	Shares	509
	Short-Term Incentive for the year 2020	February 25, 2021	February 25, 2024	ADRs	7,639
Harry de Wit	Short-Term Incentive for the year 2018	February 27, 2019	February 27, 2022	Shares	2,425
	Short-Term Incentive for the year 2018	February 24, 2021	February 24, 2024	Shares	2,650

Former member of the Management Board
Michael Brosnan	Short-Term Incentive for the year 2018	March 4, 2019	March 4, 2022	ADRs	8,350

Other benefits and commitments

The following information concern benefits and commitments to members of the Management Board within the meaning of section 162 para. 2 AktG and related disclosures.

Benefits from third parties

Unless otherwise stated in this Compensation Report, no benefits were awarded or promised to the members of the Management Board by a third party in the Fiscal Year with regard to their activities as members of the Management Board, and compensation awarded to members of the Management Board for management activities or supervisory board mandates in companies of the Company’s group is offset against the compensation of the respective member of the Management Board. If the supervisory board of the General Partner resolves that compensation awarded to members of the Management Board for supervisory board activities outside the Company's group shall be deducted in full or in part from the compensation of the respective member of the Management Board, this will be made transparent accordingly.

Pension commitments

The General Partner made individual, performance-based contractual pension commitments to the Management Board members Rice Powell, Dr. Katarzyna Mazur-Hofsäß, Dr. Olaf Schermeier, William Valle, Kent Wanzek and Harry de Wit.

Each of the individual contractual pension commitments provides for a retirement pension and survivor benefits (Hinterbliebenenversorgung) as of the time of conclusively ending active work (at age 65 at the earliest) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) or of a full or partial reduction in earning capacity (Erwerbsminderung), calculated by reference to the amount of the recipient’s most recent base salary. Management Board members who have been members of the Management Board for at least ten years at the time of conclusively ending active work have this entitlement after having reached the age of 63 (early retirement); in this case, the benefits are reduced by 0.5% for each calendar month that the Management Board member retires from active work before reaching the age of 65.

The retirement pension is based on 30% of the last base salary (for the Management Board members Rice Powell, Dr. Katarzyna Mazur-Hofsäß, Dr. Olaf Schermeier and Kent Wanzek) or the 5-year average of the last base salaries (for the Management Board members William Valle and Harry de Wit) and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current retirement pensions increase according to statutory requirements (section 16 of the German Act for the Improvement of Company Pension Plans (BetrAVG)). As a general rule, 30% of the gross amount of any post-retirement income from an activity of the Management Board member is to be offset against the pension. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the pension claim applicable at that time. Furthermore, the deceased Management Board member’s natural legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the pension claim applicable at that time until they complete their education, but no longer than they reach 25 years of age. However, all orphan’s pensions and the surviving spouse’s pension, taken together, must not exceed 90% of the Management Board member’s pension claim. If a Management Board member leaves the Management Board before reaching the age of 65, the rights to the aforementioned benefits survive, however the pension to be paid is reduced – unless the Management Board member ceases to hold office because a covered event occurs (disability or incapacity to work, payment of a survivor’s pension in case of death or, if applicable, early retirement) – in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

For explanation on the agreements the General Partner has entered into with the members of the Management Board Dr. Olaf Schermeier, Kent Wanzek and Harry de Wit who resigned from office as per the end of the Fiscal Year with regard to their pension commitments, please refer to the section “Agreements with members of the Management Board who resigned from office as per the end of the Fiscal Year”.

Additions to pension provisions in the Fiscal Year for the Management Board members in office on December 31 of the Fiscal Year amounted to €7,035 THOUS (2020: €4,082 THOUS). The development and status of the pension commitments pursuant to IAS 19 are shown in the following table:

Development and status of pension commitments
in € THOUS

	January 1, 2021	Additions	December 31, 2021 (1)
Rice Powell (2)	14,727	693	15,420
Helen Giza	—	—	—
Franklin W. Maddux, MD	—	—	—
Dr. Katarzyna Mazur-Hofsäß	—	2,498	2,498
Dr. Olaf Schermeier	2,000	366	2,366
William Valle	4,152	1,812	5,964
Kent Wanzek	5,196	1,029	6,225
Harry de Wit	2,259	637	2,896
Total:	28,334	7,035	35,369

(1) The pension commitment of Messrs. Rice Powell, Willam Valle and Kent Wanzek is denominated in U.S. dollar. For the calculation of the pension provisions an exchange rate of €0.88/$1 was applied.

(2) The amounts shown for Mr. Rice Powell include vested benefits from his participation in employee pension plans of Fresenius Medical Care North America, which provide for payment of a retirement pension after having reached the age of 65 and the payment of reduced benefits after having reached the age of 55. In March 2002, the claims under the pension plans were frozen at the level then applicable.

U.S.-based 401(k) Savings Plan

Based on individual contractual commitments, the Management Board members Rice Powell, Helen Giza, Franklin W. Maddux MD, William Valle and Kent Wanzek additionally participated in the U.S.-based 401(k) Savings Plan in the Fiscal Year; in this context, an amount of $8,700 (€7,356) (2020 (without Ms. Helen Giza): $8,550 (€7,486)) vested in the Fiscal Year in each case and were paid to the aforementioned members of the Management Board in January 2022. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. The company supports its employees at this with benefits of up to 50% of the annual payments.

Post-employment non-competition covenant

A post-employment non-competition covenant was agreed with all members of the Management Board. If such covenant becomes applicable, the members of the Management Board will receive, for a period of up to two years, non-compete compensation amounting to half of their respective annual base salaries for each year the non-competition covenant is applied.

Change of control

The service agreements of the Management Board members contain no express provisions for the event of a change of control.

Severance payment cap

The service agreements concluded with the Management Board members provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity may not exceed the value of two years’ compensation and may not compensate for more than the remaining term of the service agreement. To calculate the relevant annual compensation, only the fixed compensation components are applied. If the General Partner has terminated the service agreement for good cause or would be entitled to do so, no severance payments will be made.

Continued compensation in cases of sickness

All Management Board members have received individual contractual commitments to obtain continued compensation in cases of sickness for a maximum of twelve months; after six months of sick leave, insurance benefits may be offset against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly installments after the month of death, not to exceed, however, the amount due between the time of death and the scheduled expiration of the relevant service agreement.

Agreements with members of the Management Board who resigned from office at the end of the Fiscal Year

As part of the transformation of the Company’s operating model, the Management Board members Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit resigned from office as per the end of the Fiscal Year and, hence, prior to the expiry of their terms that were originally agreed. However, they continue to bear responsibility for the company in management functions at group companies and contribute their expertise and many years of experience.

With regard to their resignation from the Management Board, the General Partner’s Supervisory Board has agreed with Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit in each case that they will be compensated in accordance with the provisions of their respective service agreement until the end of the Fiscal Year. In addition to the fixed compensation and fringe benefits, Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit receive short-term and long-term variable compensation components for the Fiscal Year based on the respective plan terms. The long-term incentive components allocated to them until end of the Fiscal Year are, in principle, exercisable and payable in accordance with the targets and due dates originally agreed upon on in the relevant plan terms.

The General Partner’s supervisory board has further agreed with Mr. Harry de Wit that the Performance Shares allocated to Mr. Harry de Wit in the Fiscal Year will not be forfeited under the conditions that his new employment relationship within the group regularly ends on December 31, 2023 and that he does not enter into any other service or employment relationship. Therefore, in deviation from the current plan terms, these Performance Shares can continue to vest; Mr. de Wit’s obligation to invest the proceeds received from these Performance Shares in shares of the Company does not apply.

For the period from January 1, 2022, Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit will receive compensation from the respective group company in accordance with their new employment agreements and will in principle no longer receive any compensation from the General Partner. The General Partner has only committed to grant the following benefits to Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit in connection with their resignation from the Management Board:

It was agreed with Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit in connection with their resignation from the Management Board that the pension commitments which were made to them with regard to their service agreements and under which they have accrued vested pension rights will be retained by the General Partner. As long as Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry are active for the group, they may accrue further benefits under these pension commitments until the date on which their respective service agreements, which were terminated early, would have regularly ended. In addition, Dr. Olaf Schermeier is entitled to retroactively replace the pension commitment granted by the General Partner with a defined contribution scheme, provided that the General Partner introduces such a scheme.

The General Partner has agreed with Mr. Harry de Wit to continue to bear the premiums for his existing life insurance policies until the regular termination date of his service agreement, which was terminated early, as long as he continues to exercise his function at the group company.

Furthermore, it was agreed with Dr. Schermeier that he will be reimbursed for the costs of legal advice he retained in connection with his resignation from the Management Board.

Further information

Compensation of the U.S. members of the Management Board, Rice Powell, Helen Giza, Franklin W. Maddux MD, William Valle and Kent Wanzek, was partly paid in the U.S. (in U.S. dollar) and partly in Germany (in euro). With respect to the amount paid in Germany, it was agreed with the aforementioned Management Board members that due to varying tax rates in both countries, the increased or lower tax burden to such members of the Management Board arising from German tax rates in comparison to U.S. tax rates will be balanced or will be paid back by them (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in the United States only. Therefore, the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with the preparation of the Management Board members’ tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports.

To the extent permitted by law, the General Partner undertook to indemnify the Management Board members from claims asserted against them arising out of their work for the Company and its affiliates, to the extent such claims exceed their liability under German law. To secure such obligations, a Directors & Officers liability insurance is in place having a deductible that corresponds to the specifications under German stock corporation law.

In accordance with applicable legal requirements, no loans or advance payments on future compensation components were awarded to members of the Management Board in the Fiscal Year.

Former Management Board members’ compensation

Mr. Michael Brosnan was a member of the Management Board until the expiry of October 31, 2019. For the period from January 1, 2020 to December 31, 2020, Mr. Michael Brosnan on the basis of his termination agreement received an amount equivalent to 30% of his former base salary, which was paid in the Fiscal Year. The compensation components allocated to Mr. Michael Brosnan under the LTIP 2011, the LTIP 2016, the MB LTIP 2019 and in the form of the Share Based Award are or were payable or exercisable in accordance with the terms and conditions of the respective plan. Since January 1, 2021, Mr. Michael Brosnan receives an annual non-compete compensation in the amount of $553 THOUS (€467 THOUS) per year for a period of two years. It was agreed with Mr. Michael Brosnan that he would be entitled to receive, from January 1, 2021 onwards, a retirement pension on the basis of the individual contractual pension commitment of the General Partner amounting to $405 THOUS (€342 THOUS) each year, which has already been described. The non-compete compensation is offset against the retirement pension. In the Fiscal Year, Mr. Michael Brosnan received fringe benefits in the form of tax burden compensation due to varying tax rates in Germany and the U.S. (net compensation) and relocation supplements in the amount of in total €240 THOUS (2020: €225 THOUS). With regard to the definition of “awarded” compensation used in this Compensation Report, this results in a long-term incentive awarded to Mr. Michael Brosnan in the Fiscal Year in the amount of €651 THOUS. This total compensation awarded to Mr. Michael Brosnan in the Fiscal Year in the amount of €651 THOUS comprises 100% long-term variable compensation components.

Mr. Dominik Wehner was a member of the Management Board until the expiry of December 31, 2017. In his termination agreement, it was agreed with respect to the compensation components provided in his service agreement for the period from January 1, 2018 to March 31, 2022 that he would receive an annual base salary of €425 THOUS and an amount equivalent to 30% of his base salary, which is paid in the year following the applicable fiscal year. In addition, Mr. Dominik Wehner is entitled to fringe benefits such as the private use of his company car, reimbursement of fees for the preparation of tax returns and for financial planning, insurance benefits and contributions to pension and health insurance in a total amount of approximately €37 THOUS per year. The compensation components awarded or allocated to Mr. Dominik Wehner under the LTIP 2011, the LTIP 2016 and in the form of the Share Based Award are or were payable or exercisable, as the case may be, on the relevant regular vesting date in accordance with the terms and conditions of the respective plan. After having reached the age of 65, Mr. Dominik Wehner will receive a company-funded retirement pension according to the General Partner’s individual contractual pension commitment described above. With regard to the definition of “awarded” compensation used in this Compensation Report, this results in a long-term incentive awarded to Mr. Dominik Wehner in the Fiscal Year in the amount of €908 THOUS. This total compensation awarded to Mr. Dominik Wehner in the Fiscal Year in the amount of €908 THOUS comprises 100% long-term variable compensation components.

Mr. Roberto Fusté, who was a member of the Management Board until March 31, 2016, received pension payments in the amount of approximately €274 THOUS (2020: €274 THOUS) and fringe benefits in the form of relocation supplements in the amount of €43 THOUS (2020: €0 THOUS) in the Fiscal Year. With regard to the definition of “awarded” compensation used in this Compensation Report, the total compensation awarded to Mr. Roberto Fusté in the Fiscal Year amounts to €274 THOUS, which comprises 100% fixed compensation components.

Prof. Emanuele Gatti, who was a member of the Management Board until March 31, 2014, received pension payments in the amount of €355 THOUS (2020: €355 THOUS) in the Fiscal Year. This total compensation awarded to Prof. Emanuele Gatti in the Fiscal Year in the amount of €355 THOUS comprises 100% fixed compensation components.

For an explanation as to how the compensation components correspond to the relevant compensation system, as to how compensation promotes the long-term development of the Company, as to how the performance criteria were applied as and as to how the compensation “awarded” in the Fiscal Year is defined, please refer to the respective aforementioned statements regarding the current Management Board members’ compensation.

Compensation of the members of the supervisory board

The supervisory board advises and monitors the management and is involved in the strategy and planning and in all matters of fundamental importance to the Company. In view of these tasks which carry a high degree of responsibility, the members of the supervisory board are intended to receive appropriate compensation, which also takes sufficient account of the time required to hold the supervisory board office. In addition, supervisory board compensation that is appropriate also with respect to the market environment ensures that the Company will continue to have qualified candidates for the supervisory board in the future. Thus, appropriate compensation of the supervisory board members contributes to the promotion of the business strategy and the long-term development of the Company.

The compensation of the members of the Supervisory Board and the General Partner’s supervisory board is set out in Article 13 of their respective Articles of Association. The members of the Supervisory Board receive compensation from the Company and the members of the General Partner’s supervisory board from the General Partner. The compensation paid to the members of the General Partner’s supervisory board and to the members of its committees is charged to the Company in accordance with Article 7 para. 3 of the Company’s Articles of association.

Approval of the compensation provided for in the Articles of Association by the general meeting

The Company’s Annual General Meeting of August 27, 2020 resolved to amend Article 13 of the Company’s Articles of Association and the compensation of the Supervisory Board set out therein with effect from January 1, 2021. In particular, the variable compensation component previously provided for in the Articles of Association was abolished with effect from January 1, 2021 and, in return, fixed compensation was increased and compensation for the Supervisory Board members’ activity on a committee was adjusted. At the same time, the general meeting approved the Supervisory Board’s compensation both applicable at that time and applicable since January 1, 2021 with a majority of more than 98% of the votes cast. The resolution of the Company’s general meeting on the Supervisory Board members’ compensation can be found on the Company’s website at www.freseniusmedicalcare.com/en/about-us/supervisory-board/remuneration.

The General Partner’s annual general meeting of November 4, 2020 resolved to amend Article 13 of the General Partner’s Articles of Association and the General Partner’s supervisory board’s compensation set out therein accordingly with effect from January 1, 2021. This ensures that compensation of the Supervisory Board members on the one hand and the General Partner’s supervisory board members on the other hand will continue to be aligned with each other.

Unless otherwise indicated, the following statements therefore refer to compensation of both the Supervisory Board members and the General Partner’s supervisory board members.

 Compensation as provided for in Article 13 of the Articles of Association

According to Article 13 of the respective Articles of Association, the members of the supervisory board receive fixed compensation, fringe benefits (comprising the reimbursement of expenses and insurance coverage) and, if they serve in committees of the supervisory board, compensation for these committee activities. If a fiscal year does not comprise a full calendar year, the compensation related to a full fiscal year is to be paid pro rata temporis.

In the Fiscal Year, the members of the supervisory board received compensation on the basis of and in accordance with Article 13 of the respective Articles of association in the version applicable in the Fiscal Year as follows:

Activities on the supervisory board

Each supervisory board member received fixed compensation of $160 THOUS (2020: $88 THOUS) for the full Fiscal Year, payable in four equal installments at the end of a calendar quarter. The chairman of the supervisory board received additional compensation of $160 THOUS (2020: $88 THOUS) and the vice chairman received additional compensation of $80 THOUS (2020: $44 THOUS), in each case for the full Fiscal Year.

Activities in committees

As a member of a committee, a supervisory board member additionally received $40 THOUS (2020: $44 THOUS for members of the Supervisory Board and $55 THOUS for members of the General Partner’s supervisory board) for the full Fiscal Year. A member of a committee who served as chairman or vice chairman of a committee additionally received $40 THOUS and $20 THOUS for the full Fiscal Year, respectively (2020: $22 THOUS and $11 THOUS, respectively), payable in identical installments at the end of a calendar quarter. No separate compensation was awarded to supervisory board members who were members of the Joint Committee of the Company or performed the functions of chairmen and vice chairmen. In accordance with Article 13e para. 3 of the Articles of Association of the Company, the members of the Joint Committee are, however, entitled to receive an attendance fee in the amount of $3.5 THOUS.

Deduction and offset clauses

To the extent a member of the Supervisory Board at the same time is a member of the General Partner’s supervisory board and receives compensation for these activities, such compensation will be reduced by half. The same applies to the additional compensation paid to the chairman and the vice chairman of the supervisory board if a person performs this function on the Supervisory Board and the General Partner’s supervisory board at the same time. If the vice chairman of the Supervisory Board or the General Partner’s supervisory board at the same time is the chairman of the General Partner’s supervisory board or the Supervisory Board, he will not receive additional compensation for his activity as vice chairman. If a member of a committee of the Supervisory Board at the same time is a member of a committee of the General Partner’s supervisory board and receives compensation for these activities, these compensation payments will be offset against each other in the corresponding amount, provided that the committees have the same type of functions and competences.

Fringe benefits and insurance protection

Furthermore, members of the supervisory board are reimbursed for the expenses incurred in the exercise of their office, including the statutory value-added tax owed by them.

A Directors & Officers liability insurance in favor of the supervisory board members is in place, having a deductible corresponding to the specifications applying to management board members under German stock corporation law.

No variable compensation

With effect from January 1, 2021, the supervisory board’s compensation no longer includes any variable compensation components. The compensation awarded and due to the supervisory board members in the Fiscal Year exclusively comprises fixed compensation components.

Compensation awarded and due in the Fiscal Year

The compensation awarded and due in the Fiscal Year to the current and former members of the Supervisory Board and the General Partner’s supervisory board, including the amount charged by the General Partner to the Company, is shown in the following table:

Compensation awarded or due of the current and former members of the supervisory board (1)
in € THOUS
Compensation for supervisory board activities for the General Partner	Compensation for supervisory board activities for the Company	Compensation for committee services for the General Partner	Compensation for committee services for the Company	Overall compensation awarded or due

	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Current members of the supervisory board
Dr. Dieter Schenk	71	39	212	116	78	127	46	26	407	308
Stephan Sturm (2)	283	154	—	—	141	111	—	—	424	265
Rolf A. Classon	71	39	141	77	56	106	130	58	398	280
Rachel Empey (3)	141	77	—	—	—	—	—	—	141	77
Gregory Sorensen, MD (4)	43	—	43	—	—	—	—	—	86	—
Dr. Dorothea Wenzel (5)	—	—	141	77	—	—	43	—	184	77
Pascale Witz (6)	43	—	98	77	—	—	46	74	187	151
Prof. Dr. Gregor Zünd (7)	—	—	141	77	—	—	—	—	141	77

Former members of the supervisory board
William P. Johnston (8)	27	39	27	39	41	116	21	48	116	242
Dr. Gerd Krick (9)	55	77	—	—	34	58	—	—	89	135
Total	734	425	803	463	350	518	286	206	2,173	1,612

(1) Shown without VAT and withholding tax; translation of U.S. dollar amounts at average exchange rates for the applicable calendar year.
(2) Chairman of the supervisory board of the General Partner, but not a member of the supervisory board of the Company; compensation paid by the General Partner.
(3) Member of the supervisory board of the General Partner, but not a member of the supervisory board of the Company; compensation paid by the General Partner.
(4) Please note for purposes of comparison of the amounts indicated for the Fiscal Year that Mr. Gregory Sorensen, MD was appointed as a member of the supervisory board of the General Partner and of the Company as of May 20, 2021 and, therefore, received compensation payments to be set out herein as of this date.
(5) Member of the supervisory board of the Company, but not a member of the supervisory board of the General Partner; compensation paid by the Company.
(6) Please note for purposes of comparison of the amounts indicated for the Fiscal Year that Ms. Pascale Witz was appointed as a member of the supervisory board of the General Partner as of May 20, 2021 and, therefore, received compensation payments to be set out herein as of this date.
(7) Member of the supervisory board of the Company, but not a member of the supervisory board of the General Partner; compensation paid by the Company.
(8) Please note for purposes of comparison of the amounts indicated for the Fiscal Year that Mr. William P. Johnston was a member of the supervisory board of the General Partner and of the Company only until May 20, 2021 and, therefore, received compensation payments to be set out herein until this date.
(9) Please note for purposes of comparison of the amounts indicated for the Fiscal Year that Dr. Gerd Krick was a member of the supervisory board of the General Partner only until May 20, 2021 and, therefore, received compensation payments to be set out herein until this date.

In the Fiscal Year, no compensation was awarded or due to supervisory board members who ceased to hold office prior to the beginning of the Fiscal Year.

Comparative presentation of the development of the compensation

The development of the compensation awarded and due to the current and former members of the Management Board as well as of the Supervisory Board and the General Partner’s supervisory board, the development of the Company’s earnings and the development of the average compensation of employees on a full-time equivalent (FTE) basis are shown comparatively in the following table.

Key indicators for the performance of the Company

For the purposes of a comparative presentation of the Company’s performance, in addition to the Company’s annual results for the year under German commercial law, which shows the Company’s earnings development, revenue and net income as well as operating income and return on invested capital (ROIC) are also used, each of which serve as key performance indicator of the group and as performance targets for the Management Board members’ variable compensation.

Information on the compensation awarded and due

In order to obtain a reasonable comparison between the individual years, the information contained in the following table on the compensation of the members of the Management Board and the respective supervisory board in 2017, 2018, 2019 and 2020 is reported in accordance with the reporting logic applied in the compensation tables in the section “Compensation tables for the Management Board members in office during the Fiscal Year”. The amounts disclosed for previous years therefore differ in some cases from the corresponding disclosures in the compensation reports for earlier fiscal years.

Financial figures

The figures set out in the compensation comparison are disclosed at current currency and in accordance with the accounting standards applied by the Company in the relevant fiscal year, while the figures relating to the Management Board members’ compensation are in principle determined at constant currency.

As disclosed in the compensation reports for the relevant fiscal years, the figures used for determining the level of target achievement and for determining the Management Board members’ compensation were and are, in some cases, adjusted for certain effects, including, without limitation, effects resulting from a change in the applicable accounting standards. For instance, the Company implemented IFRS 15 in 2018 and IFRS 16 in 2019. The initial application of each of these accounting standards has a material impact on some of the figures shown in the compensation comparison (revenue, net income, operating income, ROIC), making it more difficult to compare these figures for 2017 and 2018 to those for 2018 and 2019, respectively.

Consequently, there is only a limited degree of comparability between the figures relating to each fiscal year shown in the following table and the corresponding amounts of the Management Board members’ compensation and, in particular, between these figures in terms of their respective annual change.

Compensation of the Management Board

In accordance with the respectively applicable plan terms, an award from the long-term variable compensation to the members of the Management Board is generally made no earlier than four (LTIP 2011, LTIP 2016 and MB LTIP 2019) or three (MB LTIP 2020, Share Based Award) years after the respective allocation. As a result, compensation awarded or due to Management Board members is usually lower in the first years of their Management Board activity than in subsequent years.

Compensation of the supervisory boards

The variable compensation component previously in place for the respective supervisory boards has been eliminated with effect from January 1, 2021 and, to compensate for this, the fixed compensation of the members of the respective supervisory boards has been increased in view of the significant increase in the scope of monitoring and advisory activities.

Compensation of the employees

Employee compensation is based on the average wages and salaries of all employees on a full-time equivalent basis at group companies worldwide in the respective fiscal year in order to enable reporting that is consistent with the corresponding figures from reports for previous years as well as the most comprehensive comparison possible over the entire comparative period.

Comparative presentation of the development of the compensation in € THOUS
	2021	Change	2020	Change	2019	Change	2018	Change	2017
Revenue	17,618,685	(1)%	17,859,063	2%	17,476,555	6%	16,546,873	(7)%	17,783,572
Operating income	1,852,290	(20)%	2,304,409	2%	2,269,558	(25)%	3,037,798	29%	2,362,439
Net income	969,308	(17)%	1,164,377	(3)%	1,199,619	(39)%	1,981,924	55%	1,279,788
ROIC	4.9%	(15)%	5.8%	(5)%	6.1%	(51)%	12.4%	44%	8.6%
Annual result according to the statutory financial statements of Fresenius Medical Care AG & Co. KGaA	1,737,017	228%	(1,357,242)	(301)%	676,709	172%	(937,906)	(216)%	811,510
Average employees' compensation	45.4	(2)%	46.2	2%	45.5	2%	44.6	(7)%	47.9

Members of the Management Board in office during the Fiscal Year
Rice Powell	5,424	(29)%	7,642	88%	4,060	(1)%	4,082	3%	3,968
Helen Giza	1,781	(12)%	2,014	185%	707	n. a.	—	n. a.	—
Franklin W. Maddux, MD	1,986	(33)%	2,949	n. a.	—	n. a.	—	n. a.	—
Dr. Katarzyna Mazur-Hofsäß	1,872	(6)%	1,993	4%	1,925	33%	1,447	n. a.	—
Dr. Olaf Schermeier	2,578	(15)%	3,042	42%	2,136	14%	1,868	8%	1,724
William Valle	3,709	(16)%	4,402	88%	2,345	(8)%	2,548	20%	2,120
Kent Wanzek	2,554	(30)%	3,654	77%	2,059	8%	1,911	(3)%	1,963
Harry de Wit	2,814	(13)%	3,243	91%	1,698	(3)%	1,745	—%	1,751

Former members of the Management Board
Michael Brosnan	651	(83)%	3,813	(16)%	4,561	107%	2,207	(7)%	2,361
Roberto Fusté	274	(87)%	2,157	245%	626	97%	317	(56)%	720
Prof. Emanuele Gatti	355	—%	355	—%	355	(51)%	729	70%	428
Dominik Wehner	908	(59)%	2,202	2,374%	89	(71)%	311	(92)%	3,737

Current members of the supervisory boards
Dr. Dieter Schenk	407	32%	308	4%	296	—%	296	5%	283
Stephan Sturm	424	60%	265	3%	257	(9)%	282	(4)%	295
Rolf A. Classon	398	42%	280	(2)%	285	(7)%	305	(3)%	314
Rachel Empey	141	83%	77	(3)%	79	(45)%	143	186%	50
Gregory Sorensen, MD	86	n. a.	—	n. a.	—	n. a.	—	n. a.	—
Dr. Dorothea Wenzel	184	139%	77	71%	45	n. a.	—	n. a.	—
Pascale Witz	187	24%	151	9%	139	(3)%	143	(4)%	149
Prof. Dr. Gregor Zünd	141	83%	77	(3)%	79	216%	25	n. a.	—

Former members of the supervisory boards
William P. Johnston	116	(52)%	242	(1)%	245	(18)%	300	(4)%	313
Dr. Gerd Krick	89	(34)%	135	(2)%	138	(42)%	239	(26)%	323

Outlook for compensation-related changes

The company has started the realignment of its operating model in 2022 as part of the “FME25” program which is to be concluded in 2023. As of this point in time, the Company will operate with a significantly simplified structure of only two global segments in the future - Care Enablement and Care Delivery. This also leads to changes in the composition of the Management Board and in the allocation of responsibilities among the members of the Management Board remaining in office.

The members of the Management Board Dr. Olaf Schermeier (previously Management Board member for Research and Development), Mr. Kent Wanzek (previously member of the Management Board for Global Manufacturing, Quality and Supply) and Mr. Harry de Wit (previously member of the Management Board for Asia-Pacific) have agreed to retire from the Management Board of the Company already at the end of the Fiscal Year in the course of the implementation of FME25. However, they will continue to work for the company in other leading functions.

Pursuant to the allocation of responsibilities for the members of the Management Board implemented as of January 1, 2022, Dr. Katarzyna Mazur-Hofsäß (previously member of the Management Board for Europe, Middle East and Africa) is responsible for the new Care Enablement business segment and Mr. William Valle (previously member of the Management Board for North America) for the new Care Delivery business segment. Mr. Rice Powell remains Chairman of the Management Board and CEO and Mr. Franklin W. Maddux, MD, continues to be Global Chief Medical Officer, respectively. Ms. Helen Giza has assumed the position as Chief Transformation Officer in addition to her role as Chief Financial Officer.

The elimination of Management Board functions with regional responsibility results in changes for the short-term incentive for the year 2022: For all members of the Management Board this will be exclusively measured on the basis of performance targets measured at group level in accordance with the Compensation System 2020+ and no longer also partly on the basis of performance targets measured at regional level. This is also in line with the aim of FME25 to simplify and globally focus the operational model.

The company is aware of its responsibility for environmental, social and governance (ESG) aspects. Already in 2020, the supervisory board has provided for a sustainability target in the short-term incentive of the members of the Management Board under the Compensation System 2020+. In 2022, the supervisory board will consider introducing an additional performance target for the long-term variable remuneration for the members of the Management Board, which will provide an additional incentive to secure the strong ESG commitment and will reward the promotion of ESG aspects in the interest of the Company.

The supervisory board intends to submit the corresponding amendment to the Compensation System 2020+ and any further adjustments to the Compensation System 2020+ in view of FME25 for approval to the Annual General Meeting of the Company in May 2023 following the required thorough review.

Auditor’s Report

To Fresenius Medical Care AG & Co. KGaA, Hof an der Saale

We have audited the remuneration report of Fresenius Medical Care AG & Co. KGaA, Hof an der Saale, for the financial year from January 1 to December 31, 2021 including the related disclosures, which was prepared to comply with § [Article] 162 AktG [Aktiengesetz: German Stock Corporation Act].

Responsibilities of the Executive Directors and the Supervisory Board

The executive directors and the supervisory board of Fresenius Medical Care AG & Co. KGaA are responsible for the preparation of the remuneration report, including the related disclosures, that complies with the requirements of § 162 AktG. The executive directors and the supervisory board are also responsible for such internal control as they determine is necessary to enable the preparation of a remuneration report, including the related disclosures, that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities

Our responsibility is to express an opinion on this remuneration report, including the related disclosures, based on our audit. We conducted our audit in accordance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the remuneration report, including the related disclosures, is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts including the related disclosures stated in the remuneration report. The procedures selected depend on the auditor's judgment. This includes the assessment of the risks of material misstatement of the remuneration report including the related disclosures, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the preparation of the remuneration report including the related disclosures. The objective of this is to plan and perform audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the executive directors and the supervisory board, as well as evaluating the overall presentation of remuneration report including the related disclosures.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, based on the findings of our audit, the remuneration report for the financial year from January 1 to December 31, 2021, including the related disclosures, complies in all material respects with the accounting provisions of § 162 AktG.

Reference to an Other Matter – Formal Audit of the Remuneration Report according to § 162 AktG

The audit of the content of the remuneration report described in this auditor's report includes the formal audit of the remuneration report required by § 162 Abs. [paragraph] 3 AktG, including the issuance of a report on this audit. As we express an unqualified audit opinion on the content of the remuneration report, this audit opinion includes that the information required by § 162 Abs. 1 and 2 AktG has been disclosed in all material respects in the remuneration report.

Restriction on use

We issue this auditor’s report on the basis of the engagement agreed with Fresenius Medical Care AG & Co. KGaA. The audit has been performed only for purposes of the company and the auditor’s report is solely intended to inform the company as to the results of the audit. Our responsibility for the audit and for our auditor’s report is only towards the company in accordance with this engagement. The auditor’s report is not intended for any third parties to base any (financial) decisions thereon. We do not assume any responsibility, duty of care or liability towards third parties; no third parties are included in the scope of protection of the underlying engagement. § 334 BGB [Bürgerliches Gesetzbuch: German Civil Code], according to which objections arising from a contract may also be raised against third parties, is not waived.

Frankfurt am Main, February 25, 2022

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

(sgd. Peter Kartscher)	(sgd. Holger Lutz)

Wirtschaftsprüfer	Wirtschaftsprüfer

(German Public Auditor)	(German Public Auditor)

III. Further information regarding the convening

Total number of shares and voting rights

At the time of the convening of the Annual General Meeting, the share capital of the Company is composed of 293,027,279 non-par value shares and consists solely of bearer shares, of which each share grants one vote. Therefore, the total number of voting rights at the time of the convening of the Annual General Meeting amounts to 293,027,279 voting rights.

Virtual General Meeting without the physical presence of the shareholders

In accordance with sections 1 (1), (2), (6) sentence 1, (8) sentence 1 of the German Act on Measures in Corporate, Cooperative, Association, Foundation and Housing Law to Combat the Effects of the COVID-19 Pandemic in the version applicable as of 15 September 2021 (“COVID-19 Act”), the General Partner has decided, with the consent of the Supervisory Board, that the General Meeting will be held as a virtual General Meeting without the physical presence of the shareholders or their proxies and that the shareholders will cast their votes in particular also by means of electronic communication.

The General Meeting will be held at the Company’s offices in Else-Kröner-Straße 1, 61352 Bad Homburg v.d. Höhe, Germany. This also is the location of the Meeting within the meaning of the German Stock Corporation Act. In order to protect the health of the shareholders and the physically present members of the Supervisory Board of the Company and of the Management Board of the General Partner, a physical participation of shareholders or their proxies (other than the proxies named by the Company) is excluded.

Holding the General Meeting in the form of a virtual General Meeting under the COVID-19 Act results in modifications to the procedures of the General Meeting and to the shareholders’ rights. The entire General Meeting will be broadcast in audio and video on the internet for registered shareholders, shareholders will be able to exercise their voting rights via electronic communication and to issue a power of attorney, shareholders will have the right to ask questions via electronic communication, and shareholders who have exercised their voting rights will be able to object to resolutions of the General Meeting via electronic communication.

We ask shareholders to pay particular attention to the following information on registering for the General Meeting, on exercising voting rights and on further shareholder rights.

Registering for the General Meeting and exercising shareholder rights

Only those shareholders who have registered with the Company in text form in the German or the English language by the end of 5 May 2022 (24:00 hours CEST), at the latest, at the following address

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: + 49 (0)89 30903-74675

E-Mail: anmeldestelle@computershare.de

and who have provided the Company with evidence of their entitlement to exercise shareholder rights in connection with the virtual General Meeting are entitled to such rights. As evidence of such entitlement, shareholders must, by the end of 5 May 2022 (24:00 hours CEST) at the latest, provide evidence of their shareholding issued by the ultimate intermediary (usually their depositary institution) in text form in the German or English language to the aforementioned address referring to the beginning of 21 April 2022 (00:00 hours CEST) (“Evidence Date”).

After receipt of the registration and evidence of shareholding, registered shareholders will receive access cards on which the number of votes and the necessary access data for the internet-based General Meeting and Voting System (Shareholder Portal) are printed.

In order to ensure that the access cards are received in time, we ask shareholders to ensure that they register and send evidence of their shareholding to the Company in good time.

Significance of the Evidence Date

As regards the exercise of shareholder rights in connection with the General Meeting, only those who have provided evidence of share ownership are considered shareholders in relation to the Company. The right of exercising shareholder rights and the extent of the voting rights are solely determined by the shareholding on the Evidence Date. The Evidence Date is not accompanied by a lock on the sale of shares. Even a full or partial sale of the shareholding after the Evidence Date does not affect the voting right and the entitlement to exercise further shareholder rights in connection with the General Meeting. This also applies accordingly to the acquisition of shares after the Evidence Date. Persons who do not yet hold shares on the Evidence Date and become shareholders only thereafter are entitled to exercise shareholder rights for the shares held by them only to the extent that they are authorized by proxy or otherwise authorized to exercise rights. However, the Evidence Date has no significance for the entitlement to dividend as this entitlement only depends on the shareholder status on the day of the resolution on the distribution of profits by the Annual General Meeting.

Internet-based General Meeting and Voting System (Shareholder Portal)

For the purpose of conducting the virtual General Meeting, the Company has set up an internet-based General Meeting and Voting System (Shareholder Portal) which enables shareholders and their proxies to exercise shareholder rights in connection with the General Meeting without physically attending the General Meeting.

The Shareholder Portal is available on the Company’s website at www.freseniusmedicalcare.com/en/agm/. Access to the Shareholder Portal requires the entry of access data which will be sent to shareholders or their proxies after proper registration.

Irrespective of the other possibilities for exercising shareholders’ rights in connection with the General Meeting described in detail below, shareholders or their proxies may use the Shareholder Portal to issue powers of attorney and instructions, cast their votes by postal vote, follow the broadcast of the General Meeting on 12 May 2022 and exercise further shareholders rights.

Procedure regarding the authorization of third parties

Shareholders may have their rights in connection with the General Meeting exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of their choice. Even if a power of attorney is granted, registration and evidence of entitlement must be submitted in due time in accordance with the above provisions. This does not preclude the granting of a power of attorney after registration has been completed. If the shareholder authorizes more than one person, the Company can reject one or more of such persons. The issue of the power of attorney, its amendment and revocation as well as the evidence of authorization to be presented to the Company require the text form; intermediaries, shareholders’ associations and voting rights advisors within the meaning of section 134a (1) no. 3 AktG and other persons equivalent to intermediaries pursuant to section 135 (8) AktG may provide for deviating provisions in case of their authorization.

To authorize third parties, shareholders can use the Shareholder Portal which is also available as an electronic channel for transmitting evidence of the appointment of a proxy to the Company. The granting of a power of attorney, its amendment, its revocation and the evidence of authorization of third parties via the Shareholder Portal can be made until the closure of the General Meeting on 12 May 2022.

To authorize third parties, shareholders can also use the proxy form which will be sent to shareholders with their access card after registration and which is also available as a sample on the Company’s website at www.freseniusmedicalcare.com/en/agm/. If third parties are authorized by means of the proxy form or otherwise in text form outside of the Shareholder Portal, the proper authorization must have been received by the Company for organizational reasons by the end of 11 May 2022 (24:00 hours CEST), at the latest, at the following postal address, fax number or e-mail address:

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: + 49 (0)89 30903-74675

E-Mail: anmeldestelle@computershare.de

If a shareholder grants, amends or revokes authorizations to third parties in due time both electronically via the Shareholder Portal and by means of the proxy form or by other means, the last declaration made electronically via the Shareholder Portal will be considered binding regardless of the time of receipt of the declarations.

Even if a third party is granted a power of attorney, votes may be cast exclusively as described below by authorizing and instructing the proxies named by the Company or by way of a postal vote.

The use of the Shareholder Portal by the proxy requires that the proxy receives the access data sent with the access card to the General Meeting from the grantor of the proxy unless the access data have been sent directly to the proxy.

Procedure regarding the authorization of proxies named by the Company acting on shareholders’ voting instructions

The Company offers that shareholders may issue powers of attorney to proxies named by the Company who are bound to shareholders’ voting instructions. Even if a power of attorney is granted to proxies named by the Company, registration and evidence of entitlement must be submitted in due time in accordance with the above provisions. This does not preclude the granting of a power of attorney to proxies named by the Company after registration has been completed. Proxies named by the Company are employees of the Company or of an affiliated company who vote on the respective items of the agenda on the basis of authorizations by shareholders and in accordance with the instructions issued by them. The proxies named by the Company are obligated to vote in accordance with the instructions. They cannot exercise the voting rights at their own discretion. To the extent there is no express and unambiguous instruction, the proxies named by the Company will abstain from voting on the respective voting matter.

To issue powers of attorney and instructions to the proxies named by the Company, shareholders can use the Shareholder Portal which is also available as an electronic channel for transmitting evidence of authorization of the proxies named by the Company to the Company. The granting of powers of attorney and instructions, their amendment, their revocation and the evidence of authorization of the proxies named by the Company can be made electronically via the Shareholder Portal until immediately prior to the beginning of the voting process in the General Meeting.

To issue powers of attorney and instructions to the proxies named by the Company, shareholders can also use the proxy form which will be sent to shareholders with their access card after registration and which is also available as a sample on the Company’s website at www.freseniusmedicalcare.com/en/agm/. If the proxy form is used, the fully completed form must have been received by the Company for organizational reasons by the end of 11 May 2022 (24:00 hours CEST), at the latest, at the following postal address, fax number or e-mail address:

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: + 49 (0)89 30903-74675

E-Mail: anmeldestelle@computershare.de

If a shareholder grants, amends or revokes powers of attorneys and instructions to the proxies named by the Company in due time both electronically via the Shareholder Portal and by means of the proxy form, the last declaration made electronically via the Shareholder Portal will be considered binding regardless of the time of receipt of the declarations.

Voting by postal vote

Shareholders may cast their votes also by postal vote. Postal votes can either be cast electronically via the Shareholder Portal or by using the proxy form sent to shareholders with their access card after registration and which is also available as a sample on the Company’s website at www.freseniusmedicalcare.com/en/agm/.

Voting electronically by postal vote via the Shareholder Portal may be carried out until immediately prior to the beginning of the voting process in the General Meeting. Up to this point in time, it is also possible to revoke or amend votes cast via the Shareholder Portal.

Postal votes cast by means of the proxy form can be sent to the Company by post, fax or e-mail and, for organizational reasons, must be received by the Company at the following postal address, fax number or e-mail address at the latest by the end of 11 May 2022 (24:00 hours CEST):

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: + 49 (0)89 30903-74675

E-Mail: anmeldestelle@computershare.de

If a shareholder exercises voting rights by postal vote in due time both electronically via the Shareholder Portal and by means of the proxy form, the last electronic voting via the Shareholder Portal will be considered binding regardless of the time of receipt of the postal votes.

Nature of the votes (Information in accordance with Table 3 of the Annex to the Implementing Regulation (EU) 2018/1212)

The scheduled votes on the published resolution and election proposals on the agenda items 1 to 5 are each binding, the scheduled votes on the published resolution proposal on agenda item 6 is advisory in nature. On all votes, shareholders may vote “yes” (approval) or “no” (rejection), abstain from voting (abstention) or refrain from voting.

Rights of shareholders pursuant to section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG

Supplements to the agenda at the request of a minority according to section 278 (3) AktG in connection with section 122 (2) AktG

Shareholders whose total combined shares amount to the twentieth part of the share capital or the proportionate amount of the share capital of EUR 500,000.00 (that is equivalent to 500,000 non-par value shares), can request, according to section 278 (3) AktG in connection with section 122 (2) AktG, that items be placed on the agenda and notice thereof be given. For each new item, reasons or a draft resolution must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the Meeting in writing; the day of receipt and the day of the General Meeting are not included in that calculation. Therefore, the last possible date for receipt is 11 April 2022 (24:00 hours CEST). Supplemental requests received after that date cannot be taken into account.

Applicants must provide evidence that they have held the minimum quantity of shares for at least ninety days prior to the day of the receipt of the supplemental request and that they hold the shares until the General Partner’s decision on the supplemental request (section 278 (3) AktG in connection with section 122 (2), (1) sentence 3 AktG).

We ask shareholders to submit any supplemental requests to the following address:

Fresenius Medical Care AG & Co. KGaA

Die persönlich haftende Gesellschafterin

Fresenius Medical Care Management AG

– Vorstand –

Else-Kröner-Straße 1

61352 Bad Homburg v.d. Höhe

Germany

Motions and proposals for election by shareholders according to section 278 (3) AktG in connection with sections 126 (1), 127 AktG

Prior to the General Meeting shareholders may send countermotions to the Company regarding proposals made by the General Partner and/or the Supervisory Board pertaining to a specific item on the agenda. Shareholders may also submit proposals for the election of auditors. Countermotions and proposals for election to be made accessible that have been received by the Company at the address mentioned below at least 14 days prior to the General Meeting, i.e. until 27 April 2022 (24:00 hours CEST) at the latest, will be made available on the Company’s website to the other shareholders, including the name of the shareholder and any reasons given, at www.freseniusmedicalcare.com/en/agm/. Reasons must be given for countermotions. For proposals for election, however, no reasons need to be given.

Any comments of the management will also be published under the internet address provided above.

Countermotions and proposals for election are to be sent only to:

Fresenius Medical Care AG & Co. KGaA

– Investor Relations –

Else-Kröner-Straße 1

61352 Bad Homburg v.d. Höhe

Germany
Telefax: +49 (0)6172 609-2301

E-Mail: hauptversammlung@fmc-ag.com

Countermotions and reasons given do not need to be made accessible under the prerequisites of section 126 (2) sentence 1 AktG. Pursuant to section 126 (2) sentence 2 AktG, the reasons for a countermotion also do not need to be made accessible if they amount to more than 5,000 characters in total. Section 126 AktG applies analogously to the proposal of a shareholder for the election of auditors pursuant to section 127 AktG.

Proposals for the election of auditors pursuant to section 127 AktG will further only be made accessible if they contain the name, the profession exercised and the residential address of the proposed person or the name and registered office of the proposed legal entity.

Pursuant to section 1 (2) sentence 3 of the COVID-19 Act, motions and election proposals by shareholders which are to be made accessible pursuant to section 126 AktG or section 127 AktG shall be considered as having been made at the General Meeting, provided that the shareholder making the motion or submitting the election proposal is properly legitimized and has registered for the General Meeting.

Right to ask questions by way of electronic communication

Pursuant to section 1 (2) sentences 1 and 2, (8) sentence 1 of the COVID-19 Act, shareholders are granted the right to submit questions by way of electronic communication. With the consent of the Supervisory Board the General Partner has stipulated that any questions must be submitted by way of electronic communication at least one day prior to the Meeting. The General Partner will decide how to answer the questions according to its dutiful, free discretion.

Shareholders who have registered for the General Meeting may submit their questions to the Company until 10 May 2022 (24:00 hours CEST) at the latest via the Shareholder Portal by using the input facility provided there for this purpose.

In the context of answering questions also the name of the shareholder or proxy submitting the question may be disclosed.

Further explanations on the rights of the shareholders under section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG

Further explanations on the rights of the shareholders under section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG are available on the Company’s website at www.freseniusmedicalcare.com/en/agm/.

Opportunity to submit statements for publication prior to the General Meeting

The concept of the virtual General Meeting pursuant to the COVID-19 Act does not provide for shareholders to express their views on the agenda in speeches at the General Meeting. Beyond the requirements of the COVID-19 Act, however, shareholders and their proxies with their consent will be given the opportunity to submit statements in the form of video messages relating to the agenda prior to the General Meeting for publication in the Company’s Shareholder Portal, where those statements can be viewed by shareholders and their proxies until the end of the General Meeting.

Shareholders and proxies providing their names can submit statements in video form until 8 May 2022 (24:00 hours CEST) at the latest via the Shareholder Portal.

Properly submitted statements disclosing the name of the submitting shareholder and, as the case may be, proxy will be published in the Shareholder Portal, provided that the following instructions are adhered to when submitting them.

Statements are to be submitted in German or English only and should not exceed a duration of three minutes. The background should be neutral. Only those statements are permitted in which the shareholder or, as the case may be, the proxy appears in person. After consent of the shareholder and, as the case may be, the proxy in the Shareholder Portal and submission of the statement, such statement is published in the Shareholder Portal, including the name of the shareholder and, as the case may be, of the proxy. The consent can be withdrawn at any time with effect for the future. Details of the technical and legal requirements for submitting the statement in the form of video messages are described on the Company’s website at www.freseniusmedicalcare.com/en/agm/ and in the Shareholder Portal. Please note that there is no legal right to the publication of a statement. The Company reserves the right not to publish statements with a duration exceeding three minutes as well as statements not fulfilling the technical requirements or being without any relevant reference to the agenda of the General Meeting as well as statements which are not submitted by the aforementioned date. The same applies to statements with insulting or criminally relevant content or obviously false or misleading content. Furthermore, the Company reserves the right to publish only one statement per shareholder. Any motions, election proposals or questions contained in the submitted statements will not be considered. These are to be submitted exclusively via the channels described separately in this convening.

Opportunity to object to resolutions of the General Meeting

Shareholders who have exercised their rights to vote are given the opportunity to object to resolutions of the General Meeting. If votes have been cast, corresponding declarations can be submitted via the Shareholder Portal as of the opening of the General Meeting and are possible until the Chairman of the Meeting closes the General Meeting.

Availability of documents and information

The following documents and the further information to be made available pursuant to section 278 (3) AktG in connection with section 124a AktG as well as all other information pertaining to the General Meeting are available on the Company’s website at www.freseniusmedicalcare.com/en/agm/:

1)	the annual financial statements and consolidated financial statements approved by the Supervisory Board for fiscal year 2021;

2)	the management reports for Fresenius Medical Care AG & Co. KGaA and the group for fiscal year 2021 including the non-financial declaration for the group;

3)	the report by the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2021;

4)	the report by the General Partner on the information pursuant to sections 289a, 315a HGB;

5)	the General Partner’s proposal on the allocation of distributable profit;

6)	the annual report for the Fresenius Medical Care group for fiscal year 2021 which includes the Declaration on Corporate Governance; and

7)	the compensation report for fiscal year 2021.

The voting results will be published on the Company’s website at www.freseniusmedicalcare.com/en/agm/ after the General Meeting. Information on the provision of confirmation on whether and how votes were counted pursuant to section 129 (5) AktG, which anyone who has voted can demand within one month as of the date of the General Meeting, can be found in the Shareholder Portal.

Audio and video broadcast

The General Meeting will be broadcast in full in audio and video on 12 May 2022 from 10:00 hours CEST for registered shareholders via the Shareholder Portal. The broadcast of the introductory remarks by the Chairman of the Meeting and the speech by the chairman of the Management Board of the General Partner can be followed by the interested public on 12 May 2022 from 10:00 hours CEST on the Company’s website at www.freseniusmedicalcare.com/en/agm/ without requiring access to the Shareholder Portal and thus prior registration for the General Meeting.

Time specifications in this Convening

The time specifications in this convening refer to the Central European Summer Time (CEST) unless explicitly stated otherwise. With regard to the Coordinated Universal Time (UTC) this translates to UTC = CEST minus two hours.

Information for holders of American Depositary Receipts (ADR) regarding the Annual General Meeting

Holders of ADR will generally submit their voting instructions to The Bank of New York Mellon, in its capacity as Depositary Bank. The Bank of New York Mellon will distribute to ADR holders (a) a notice informing ADR holders of the electronic availability of the AGM invitation and agenda, and the materials referred to in the agenda, and (b) a voting instruction card for ADR holders. Voting instructions must be received by The Bank of New York Mellon by 28 April 2022 (prior to 12:00 hours EDT) at the latest.

Hof an der Saale, March 2022

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

Privacy Notice

1.            Controller, categories of processed data and purposes of data processing

Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. Höhe, Germany (the “Company”), e-mail: ir@fmc-ag.com, processes personal data (in particular name, first name, address, e-mail address, number of shares, type of ownership of shares, number of the access card, and voting, and, as the case may be, name, first name and address of a proxy authorized by the respective shareholder) as controller in accordance with applicable data protection laws to enable shareholders to exercise their rights in the context of the virtual General Meeting. If shareholders or proxies contact the Company, the Company also processes the personal data necessary to respond to any requests (for example the contact data provided by the shareholder or proxy, such as e-mail address or telephone number). If applicable, the Company also processes personal data relating to questions, statements, countermotions, election proposals and requests of shareholders or proxies in the context of the virtual General Meeting.

If shareholders or proxies make use of the opportunity to submit questions in advance of the virtual General Meeting via the Shareholder Portal, the answers will – in general – be given by stating their names, which may be taken notice of in the virtual General Meeting. In the course of submission of questions, the shareholders or proxies have the opportunity to object that their names are stated.

Shareholders and proxies also have the possibility to submit statements in video form via the Shareholder Portal. These are published in the Shareholder Portal including the disclosure of the submitting shareholder’s and, as the case may be, proxy’s name and are accessible for all users of the Shareholder Portal. Shareholders and proxies may withdraw their consent to the publication of their statement at any time with effect for the future. This does not affect the lawfulness of data processing based on consent before its withdrawal.

2.            Legal basis for data processing

The legal basis for the processing are Art. 6 (1) sentence 1 lit. a), Art. 6 (1) sentence 1 lit. c) as well as Art. 6 (1) sentence 1 lit. f) of the General Data Protection Regulation (“GDPR”).

3.            Categories of recipients of personal data, data sources and retention period

The Company and, respectively, the service providers of the Company that are engaged in the context of the virtual General Meeting receive the personal data of the shareholders or proxies from the registration office, which receives the data either from the shareholders or proxies themselves or from the depositary banks of the shareholders. The service providers engaged by the Company receive only personal data from the Company that are required to provide the requested services, and process data only based on instructions by the Company. Additional personal data relating to questions, statements, countermotions, election proposals and requests of shareholders or proxies may also be collected in the context of the virtual General Meeting. Statements published in the Shareholder Portal are available there until the end of the General Meeting and subsequently will be deleted in a timely manner. In addition, personal data will be made available to shareholders and proxies in the context of the virtual General Meeting within the framework of statutory provisions. The personal data will be stored by the Company in accordance with legal obligations and for the avoidance of potential liability risks and will be deleted afterwards.

4.            Rights of data subjects and contact details of the data protection officer

In accordance with the statutory provisions, shareholders and proxies are at any time entitled as data subjects to exercise their rights of access, of rectification, of restriction, of objection and of erasure regarding the processing of their personal data and are also entitled to exercise their right to data portability in accordance with chapter III of the GDPR. Shareholders and proxies have a right to withdraw any consent given by them. Shareholders and proxies can assert these rights towards the Company free of charge via the contact details indicated above or directly vis-à-vis the data protection officer: Fresenius Medical Care AG & Co. KGaA, Mr. Giovanni Brugugnone, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. Höhe, Germany, e-mail: datenschutzbeauftragter@fmc-ag.com. In addition, shareholders have the right to lodge a complaint with a supervisory authority pursuant to Art. 77 GDPR.

Further information regarding the processing of personal data of shareholders or proxies in the course of the use of the Shareholder Portal are available in the Shareholder Portal.